Second Quarter 2008 Report to Shareholders

BMO Financial Group Reports Solid Second Quarter Results With Good Earnings Momentum
Strategic Focus On Canadian Personal And Commercial Businesses Paying Off With Strong Financial Performance, Improved Customer Loyalty and Gains in Market Share
Record earnings in Private Client Group
BMO Capital Markets Results Up From The First Quarter And Exposure To Risk Reduced

Financial Results Highlights:
Second Quarter 2008 Compared with Second Quarter 2007:
•	Net income of $642 million compared with $671 million in 2007 as provisions for credit losses rise from the low levels of a year ago
•	EPS[1] of $1.25 compared with $1.29 and cash EPS[2] of $1.26 compared with $1.31
•	Strong tier 1 capital ratio, at 9.42% on a Basel II basis
Year-to-Date 2008 Compared with a Year Ago:
•	Net income of $897 million, compared with $1,019 million in 2007
•	EPS of $1.72 compared with $1.96 and cash EPS of $1.75 compared with $1.99
Toronto, May 27, 2008 – BMO Financial Group reported solid second quarter results, with good earnings in many of our businesses and the benefit from risk reduction activities in our capital markets business and disciplined credit risk management. For the second quarter ended April 30, 2008, BMO Financial Group reported net income of $642 million or $1.25 per share.
          P&C Canada, our Canadian personal and commercial banking unit, had strong results and one of its best quarters ever, improving significantly from the first quarter and year-over-year after adjusting for insurance and investment gains that increased results in the prior year. “Our focus on the customer is building momentum and we are seeing real progress on a number of important customer metrics with improved loyalty scores, a growing customer base and strengthening customer relationships,” said Bill Downe, President and Chief Executive Officer, BMO Financial Group. “Our market share has now improved for 6 consecutive quarters in personal lending while commercial loans market share has improved in 5 of the last 6 quarters.
          “Private Client Group delivered record net income. Diversified revenues and active, effective cost management have produced another quarter of very impressive results.
          “Results in BMO Capital Markets reflect current market conditions as activity in the investment banking business was slow in the quarter.” In the current quarter, results reflect a net $28 million after-tax recovery related to the capital markets environment, compared with $324 million of after-tax charges in the first quarter. “Our outlook is improving as there are indications that concerns are easing in credit markets as credit spreads are trending towards more normal levels and we are encouraged by these developments,” said Downe. During the quarter, we reversed a portion of the charges recorded on Apex/Sitka Trust in preceding periods in light of the increased likelihood of completing a restructuring. “Subsequent to the quarter end, on May 13, 2008, we completed the restructuring of Apex, preserving asset value and placing it on a solid footing,” announced Mr. Downe. As the restructuring has now been completed, we anticipate recording a further reversal in the third quarter.
          “Results in our U.S. personal and commercial banking group were also up from a year ago and the first quarter on a reported basis in a competitive and difficult economic environment. We closed the transactions to acquire the two Wisconsin-based banks during the quarter and we are managing their integration effectively. We’re very pleased with the acquisitions’ contribution to date,” added Mr. Downe.

1	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise.
2	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results are outlined in the Non-GAAP Measures section in the Financial Performance Review, where all non-GAAP measures and their closest GAAP counterparts are outlined.

Financial Highlights

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended						For the six months ended

	April 30,	January 31,	October 31,	July 31,	April 30,	Change from	April 30,	April 30,	Change from
	2008	2008	2007	2007	2007	April 30, 2007	2008	2007	April 30, 2007

Income Statement Highlights
Total revenue	$2,620	$2,026	$2,200	$2,555	$2,528	3.6%	$4,646	$4,594	1.1%
Provision for credit losses	151	230	151	91	59	+100	381	111	+100
Non-interest expense	1,680	1,614	1,655	1,659	1,614	4.1	3,294	3,287	0.2
Net income	642	255	452	660	671	(4.3)	897	1,019	(11.9)

Common Share Data ($)
Diluted earnings per share	$1.25	$0.47	$0.87	$1.28	$1.29	$(0.04)	$1.72	$1.96	$(0.24)
Diluted cash earnings per share (a)	1.26	0.49	0.89	1.30	1.31	(0.05)	1.75	1.99	(0.24)
Dividends declared per share	0.70	0.70	0.70	0.68	0.68	0.02	1.40	1.33	0.07
Book value per share	29.71	28.64	28.29	28.81	28.95	0.76	29.71	28.95	0.76
Closing share price	50.10	56.75	63.00	66.59	69.46	(19.36)	50.10	69.46	(19.36)
Total market value of common shares ($ billions)	25.2	28.3	31.4	33.2	34.7	(9.5)	25.2	34.7	(9.5)

	As at

	April 30,	January 31,	October 31,	July 31,	April 30,	Change from
	2008	2008	2007	2007	2007	April 30, 2007

Balance Sheet Highlights
Assets	$375,158	$376,825	$366,524	$359,154	$356,527	5.2%
Net loans and acceptances	205,422	211,931	201,188	205,612	203,210	1.1
Deposits	238,580	242,911	232,050	229,027	221,615	7.7
Common shareholders’ equity	14,954	14,304	14,102	14,374	14,475	3.3

	For the three months ended					For the six months ended

	April 30,	January 31,	October 31,	July 31,	April 30,		April 30,	April 30,
	2008	2008	2007	2007	2007		2008	2007

Primary Financial Measures ((%) (b)
Average annual five year total shareholder return	8.2	10.1	14.2	17.2	16.6		8.2	16.6
Diluted earnings per share growth	(3.1)	(29.9)	(35.6)	(7.2)	3.2		(12.2)	(19.0)
Diluted cash earnings per share growth (a)	(3.8)	(27.9)	(35.0)	(7.1)	3.1		(12.1)	(19.1)
Return on equity	17.9	6.7	12.2	18.0	18.3		12.2	13.7
Cash return on equity (a)	18.1	6.9	12.5	18.2	18.5		12.5	14.0
Net economic profit (NEP) growth (a)	(7.9)	(+100)	(78.1)	(19.8)	(4.2)		(44.8)	(54.7)
Operating leverage	(0.5)	1.5	(13.2)	(4.2)	(1.2)		0.9	(11.9)
Cash operating leverage (a)	(0.7)	1.5	(13.2)	(4.2)	(1.1)		0.8	(11.9)
Revenue growth	3.6	(2.0)	(10.6)	(0.6)	2.3		1.1	(7.2)
Non-interest expense-to-revenue ratio	64.1	79.7	75.2	64.9	63.8		70.9	71.5
Cash non-interest expense-to-revenue ratio (a)	63.8	79.2	74.7	64.5	63.3		70.5	71.0
Provision for credit losses-to-average loans and acceptances (annualized)	0.28	0.42	0.29	0.18	0.12		0.35	0.11
Gross impaired loans and acceptances-to-equity and allowance for credit losses	9.54	7.46	4.07	3.49	3.86		9.54	3.86
Cash and securities-to-total assets ratio	29.6	30.7	33.1	31.0	28.6		29.6	28.6
Tier 1 capital ratio – Basel II	9.42	9.48	n/a	n/a	n/a		9.42	n/a
Tier 1 capital ratio – Basel I	9.03	9.05	9.51	9.29	9.67		9.03	9.67
Credit rating
Standard & Poor’s	A+	A+	A+	A+	AA-		A+	AA-
Moody’s	Aa1	Aa1	Aa1	Aa1	Aa1		Aa1	Aa1
Fitch	AA-	AA-	AA-	AA-	AA-		AA-	AA-
DBRS	AA	AA	AA	AA	AA		AA	AA

Other Financial Ratios (% except as noted) (b)
Twelve month total shareholder return	(24.6)	(15.6)	(5.8)	8.0	11.3		(24.6)	11.3
Dividend yield	5.59	4.93	4.44	4.08	3.92		5.59	3.83
Price-to-earnings ratio (times)	12.9	14.5	15.3	14.5	14.8		12.9	14.8
Market-to-book value (times)	1.69	1.98	2.23	2.31	2.40		1.69	2.40
Net economic profit ($ millions) (a)	266	(127)	71	280	289		139	252
Return on average assets	0.66	0.26	0.48	0.72	0.77		0.46	0.59
Net interest margin on average earning assets	1.48	1.45	1.47	1.61	1.65		1.46	1.65
Non-interest revenue-to-total revenue	55.2	40.1	45.7	51.2	52.4		48.6	47.8
Non-interest expense growth	4.1	(3.5)	2.6	3.6	3.5		0.2	4.7
Cash non-interest expense growth (a)	4.3	(3.5)	2.6	3.6	3.4		0.3	4.7
Total capital ratio – Basel II	11.64	11.26	n/a	n/a	n/a		11.64	n/a
Total capital ratio – Basel I	11.47	11.09	11.74	11.18	11.03		11.47	11.03
Equity-to-assets ratio	4.4	4.1	4.2	4.3	4.3		4.4	4.3

All ratios in this report are based on unrounded numbers.
(a)	Refer to the “Non-GAAP Measures” section of Management’s Discussion and Analysis for an explanation of cash results and net economic profit. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.
(b)	For the period ended, or as at, as appropriate
n/a – not applicable.

Operating Segment Overview
P&C Canada
Net income was $331 million, up $4 million or 1.1% from a year ago. Results a year ago included a $26 million insurance gain and a $14 million investment gain that together increased net income by $32 million. Adjusted for these items, net income increased $36 million or 12%.
          Revenue rose $11 million and 0.8%, or $51 million and 4.3% adjusted for last year’s insurance and investment gains. On this basis, revenue growth exceeded expense growth by 2.8 percentage points. There was continued strong volume growth across most products. Our focus on high-spread products has led to a favourable mix and resulted in net interest margin improving year-over-year and quarter-over-quarter, despite competitive pressures.
          Expenses increased slightly from a year ago and decreased from the first quarter. We are following through on our commitment to manage tactical spending while continuing to invest in strategic initiatives. We continue to invest in the business through the expansion and renovation of our branch network, as well as increasing our mortgage specialist and financial planner workforce. Our customers are reporting an improved customer experience as a result of the strategic initiatives we are focusing on. We expect to continue to defer non-essential initiatives in the current revenue environment.
          In personal banking, our loan growth was a strong 18% with market share increasing 81 basis points from the prior year and 7 basis points from the first quarter. We saw growth in our mortgage portfolio again this quarter as new originations outpaced the impact of exiting from the third-party and broker mortgage channels. Personal deposit balances were relatively unchanged from the first quarter, but the number of active chequing account customers is on the rise and the percentage of households retained and the number of products per household are showing positive trends.
          In commercial banking, loans grew a strong 11% from the second quarter of 2007 and market share of business lending improved 80 basis points from the prior year and 23 basis points from the first quarter. BMO ranks second in Canadian business banking market share at 19.6% and our objective is to be the market leader.
          Cards and payment services revenues increased with growth in transactions and accelerating balance growth.
          Subsequent to the end of the quarter, we entered into an agreement to transfer the liability associated with our credit card loyalty rewards program to Loyalty Management Group Canada Inc. (LMGCI), our partner in the AIR MILES reward miles program. There will be no gain or loss on the transfer. In addition, we have renegotiated and extended the term of our agreement with LMGCI for the issuance of AIR MILES reward miles. Under the terms of the agreement, we will no longer retain a liability for future AIR MILES reward miles redemptions and as a result will no longer have exposure to changing redemption patterns. We expect negligible change in run-rate costs as a result of the agreement.
P&C U.S.
Net income was US$30 million, up US$5 million or 20% from a year ago on a reported basis. There was volume growth and increased fee income. Net interest margin was down slightly from the first quarter and down from a year ago, limiting revenue growth. Results included a net US$13 million after-tax benefit related to Visa Inc. IPO proceeds less an associated litigation reserve. The benefit was largely offset by continued investment in our business banking capabilities and mortgage origination sales force, the incremental costs of new branches opened in 2007 and a number of small items that negatively impacted expenses in the current quarter. There were also impacts on both revenue and expense of a more difficult credit environment.
          Results include one month of revenue and expense of Wisconsin-based Merchants and Manufacturers Bancorporation Inc. and Ozaukee Bank following the successful closing of these transactions in the quarter. The acquisitions added 41 full-service branches to our banking network.
Private Client Group
Net income of $109 million increased $10 million or 10% to record levels in a more difficult operating environment, reflective of diversified revenues and effective management of discretionary expenses.
          Revenue fell slightly, but increased adjusted for the impact of the weaker U.S. dollar and a $7 million investment gain in the prior year. On this basis, revenue growth outpaced expense growth by 4.0 percentage points. There were higher deposit balances in brokerage businesses and term investment products, and higher loan and deposit balances in North American Private Banking. Commission revenue decreased in the brokerage businesses as a result of lower transactional revenue including the impact of competitive pricing in the direct brokerage business.
          Assets under management and administration have been affected by softer market conditions. However, we are encouraged by term investment products balance growth and the 8 basis points improvement in market share over the prior year. Term deposit market share was stable relative to the prior quarter, increasing by 1 basis point.
          The group continues to be recognized for its products and services. Four funds managed by Private Client Group received a 2008 Lipper Award in their categories (BMO Resource Fund, BMO Dividend Fund and Guardian Group Global Technology Fund as well as Phoenix Insight Value Equity Fund, sub-advised by Harris Investment Management).
          BMO InvestorLine was recognized as the fastest online brokerage website in Canada by Gomez Canada.

BMO Financial Group Second Quarter Report 2008 • 1

BMO Capital Markets
Net income of $182 million decreased $15 million or 7.5% from a year ago. Results for the quarter reflect current market conditions with a beneficial impact from valuation adjustments of $42 million ($28 million after tax). This gain related to: a net recovery of $26 million ($18 million after tax) in respect of the partial reversal of Apex/Sitka Trust mark-to-market losses less charges on the capital notes in the Links and Parkland SIVs and commercial paper of third-party Canadian conduits affected by the Montreal Accord; a $35 million ($24 million after tax) recovery in respect of trading portfolios affected by credit spreads; and net charges of $19 million ($14 million after tax) related to four smaller items. See the Effects of the Capital Markets Environment section for more details.
          Net income a year ago was lowered by $90 million in respect of $171 million of losses in our commodities business net of $33 million of reduced performance-based compensation and income tax. Commodities losses were $18 million ($12 million after tax) in the second quarter of 2008 and $30 million ($20 million after tax) for the year to date.
          Revenue rose $34 million or 5.3% to $685 million due to increased trading revenue as the prior year’s results included significant commodities losses. Activity in certain of our investment banking businesses remains slow in the more cautious capital markets environment but there are indications that credit concerns are easing as credit spreads are trending toward more normal levels. Our equity and debt underwriting revenues were down from the strong levels of a year ago but up from the first quarter. The Group continues to review the businesses in Capital Markets with the goal of reducing volatility of results and producing high, stable return on equity.
          During the quarter, we announced signing a definitive agreement to acquire Chicago-based Griffin, Kubik, Stephens & Thompson Inc. On closing in early May, BMO became the largest bank-qualified municipal bond dealer in Illinois and sixth-largest in the United States. Municipal bonds are a client-driven business and fit well with our overall business strategy.
          BMO Capital Markets was involved in 92 new issues in the quarter including 34 corporate debt deals, 19 government debt deals, five issues of preferred shares and 34 common equity transactions, raising $39.5 billion.
Performance Targets
As indicated at the end of the first quarter, we do not expect to achieve our annual earnings targets. We previously indicated that the specific provision for credit losses of $170 million recorded in the first quarter would be indicative of the quarterly run-rate for the balance of the year. Although specific provisions were lower in the current quarter, we now anticipate that average quarterly specific provisions over the balance of the year will be higher than in the first quarter, given continued deterioration in the credit environment including the U.S. real estate and particularly the residential real estate related sectors.

Annual Targets for 2008		Performance to April 30, 2008*

☐	10% to 15% EPS growth from a base of $5.24[1]	☐	EPS of $1.80, down 35% from $2.77 a year ago

☐	ROE of 18% to 20%	☐	ROE of 12.8% annualized

☐	Specific provision for credit losses of $475 million or less	☐	Specific provision for credit losses of $321 million

☐	Tier 1 Capital Ratio of at least 8.0% on a Basel II basis	☐	Tier 1 Capital Ratio of 9.42% on a Basel II basis

☐	Cash operating leverage of at least 2.0%	☐	Cash operating leverage of - 12.7%

		*	Excluding changes in the general allowance

1) The base excluded the impact of restructuring, changes in the general allowance and commodities losses

The above table contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

2 • BMO Financial Group Second Quarter Report 2008

Management’s Discussion and Analysis
MD&A commentary is as of May 27, 2008. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). The MD&A should be read in conjunction with the unaudited consolidated financial statements for the period ended April 30, 2008, included in this document, and the annual MD&A for the year ended October 31, 2007, included in BMO’s 2007 Annual Report. The material that precedes this section comprises part of this MD&A.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Summary Data

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Unaudited) (Canadian $ in millions, except as noted)	Q2-2008		vs. Q2-2007		vs. Q1-2008	YTD-2008		vs. YTD-2007

Net interest income	1,174	(30)	(3%)	(40)	(3%)	2,388	(12)	(1%)
Non interest revenue	1,446	122	9%	634	78%	2,258	64	3%

Revenue	2,620	92	4%	594	29%	4,646	52	1%
Specific provision for credit losses	151	92	+100%	(19)	(11%)	321	210	+100%
Increase in the general allowance	–	–	–	(60)	(100%)	60	60	+100%

Total provision for credit losses	151	92	+100%	(79)	(34%)	381	270	+100%
Non-interest expense	1,680	66	4%	66	4%	3,294	142	5%
Restructuring charge	–	–	–	–	–	–	(135)	(100%)

Total non-interest expense	1,680	66	4%	66	4%	3,294	7	–
Income taxes	128	(37)	(23%)	219	+100%	37	(102)	(74%)
Non-controlling interest in subsidiaries	19	–	–	1	6%	37	(1)	(4%)

Net income	642	(29)	(4%)	387	+100%	897	(122)	(12%)

Amortization of intangible assets (after tax)	8	(2)	(20%)	–	–	16	(3)	(16%)
Cash net income (1)	650	(31)	(5%)	387	+100%	913	(125)	(12%)
Earnings per share – basic ($)	1.25	(0.06)	(5%)	0.77	+100%	1.73	(0.26)	(13%)
Earnings per share – diluted ($)	1.25	(0.04)	(3%)	0.78	+100%	1.72	(0.24)	(12%)
Cash earnings per share – diluted ($) (1)	1.26	(0.05)	(4%)	0.77	+100%	1.75	(0.24)	(12%)
Return on equity (ROE)	17.9%		(0.4%)		11.2%	12.2%		(1.5%)
Cash ROE (1)	18.1%		(0.4%)		11.2%	12.5%		(1.5%)
Productivity ratio	64.1%		0.3%		(15.6%)	70.9%		(0.6%)
Cash productivity ratio (1)	63.8%		0.5%		(15.4%)	70.5%		(0.5%)
Operating leverage	(0.5%)		nm		nm	0.9%		nm
Cash operating leverage (1)	(0.7%)		nm		nm	0.8%		nm
Net interest margin on earning assets	1.48%		(0.17%)		0.03%	1.46%		(0.19%)
Effective tax rate	16.3%		(3.1%)		66.6%	3.8%		(7.8%)

Capital Ratios (2)
Tier 1 Capital Ratio	9.42%		nm		(0.06%)	9.42%		nm
Total Capital Ratio	11.64%		nm		0.38%	11.64%		nm
Net income:
Personal and Commercial Banking	361	5	1%	33	10%	689	7	1%
P&C Canada	331	4	1%	29	10%	633	9	1%
P&C U.S.	30	1	5%	4	11%	56	(2)	(3%)
Private Client Group	109	10	10%	11	11%	207	17	9%
BMO Capital Markets	182	(15)	(8%)	216	+100%	148	(29)	(17%)
Corporate Services, including Technology and Operations (T&O)	(10)	(29)	(+100%)	127	93%	(147)	(117)	(+100%)

BMO Financial Group Net Income	642	(29)	(4%)	387	+100%	897	(122)	(12%)

(1)	These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section that follows, which outlines the use of non-GAAP measures in this document.

(2)	Variances to the prior year have not been provided as the basis of computation is no longer comparable. In 2008, capital ratios are computed under Basel II versus on a Basel I basis in prior periods. On a Basel I basis, at the end of the current quarter, the Tier 1 capital ratio was 9.03% and the total capital ratio was 11.47% (Q1 2008: 9.05% and 11.09%; Q2 2007: 9.67% and 11.03%). See the Capital Management section.

nm – not meaningful.

BMO Financial Group Second Quarter Report 2008 • 3

Management’s Responsibility for Financial Information
BMO’s CEO and Interim CFO have signed certifications relating to the appropriateness of the financial disclosures in our interim MD&A and unaudited interim consolidated financial statements for the period ended April 30, 2008 and relating to the design of our disclosure controls and procedures and internal control over financial reporting.
          BMO’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of BMO; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable, and that receipts and expenditures of BMO are being made only in accordance with authorizations of management and directors of BMO; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of BMO’s assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          There were no changes in our internal control over financial reporting during the quarter ended April 30, 2008 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
          As in prior quarters, BMO’s audit committee reviewed this document, including the attached unaudited interim consolidated financial statements, and BMO’s Board of Directors approved the document prior to its release.
          A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2007 Annual Report, which can be accessed on our web site at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2008 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
          By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
          The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
          We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 28 and 29 of BMO’s 2007 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes.
          Assumptions about the level of asset sales, expected asset sale prices and risk of default of the underlying assets of the structured investment vehicles were material factors we considered when establishing our expectations of the amount to be drawn under the BMO liquidity facilities provided to the structured investment vehicles discussed in this document. Key assumptions included that assets would continue to be sold with a view to reducing the size of the structured investment vehicles, under various asset price scenarios.
          Assumptions about the level of defaults and losses on defaults were material factors we considered when establishing our expectation of the future performance of the transactions that Apex and Sitka Trusts have entered into. Key assumptions included that the level of defaults and losses on defaults would be consistent with historical experience. Material factors which were taken into account when establishing our expectations of the future risk of credit losses in Apex/Sitka Trust as discussed in this document included industry diversification in the portfolio, initial credit quality by portfolio and the first-loss protection incorporated into the structure.
          In establishing our expectation that we will reverse a portion of the charges recorded in preceding periods on Apex/Sitka Trust as discussed in this document, we considered the fact that the Trust was restructured on May 13th and assumed that the credit environment would be reasonably consistent with recent experience.
          In establishing our expectations regarding the run-rate costs of our credit card loyalty rewards program discussed in this document, we took into account the terms of the agreement that was entered into with Loyalty Management Group Canada Inc. subsequent to the end of the quarter.
          Assumptions about the performance of the Canadian and U.S. economies in 2008 and how it will affect our businesses were material factors we considered when setting our strategic priorities and objectives, and when determining our financial targets, including provisions for credit losses and our expectations about achieving those targets and our outlook for our businesses. Key assumptions were that the Canadian economy will expand at a moderate pace in 2008 while the U.S. economy expands modestly, and that inflation will remain low in North America. We also assumed that interest rates in 2008 will decline slightly in Canada and the United States, and that the Canadian dollar will trade at parity to the U.S. dollar at the end of 2008. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. In the first quarter, we anticipated that there would be weaker economic growth in Canada and that the United States would slip into a mild recession in the first half of 2008. We also updated our views to expect lower interest rates and a somewhat weaker Canadian dollar than when we established our 2008 financial targets. Our views remain unchanged from the first quarter. Tax laws in the countries in which we operate, primarily Canada and the United States, are material factors we consider when determining our sustainable effective tax rate.

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, our Annual Information Form and the Notice of Annual Meeting of Shareholders and Proxy Circular are available on our web site at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the SEC’s web site at www.sec.gov.

4 • BMO Financial Group Second Quarter Report 2008

Economic Outlook
The Canadian economy is expected to grow in 2008 at its slowest rate in 16 years. Although low interest rates and high commodity prices have supported domestic demand, the weak U.S. economy and strong Canadian dollar will continue to weigh on exports. Housing markets and residential mortgage growth are expected to moderate as past increases in prices have reduced affordability. Consumer spending and personal credit growth will likely moderate from elevated rates of recent years amid slower employment gains. Business investment is also expected to moderate, although the vibrant resource sector should provide ongoing support to business loan growth. Canadian interest rates are projected to decline further but modestly as the Bank of Canada addresses a slowing economy. The Canadian dollar is expected to trade below par with the U.S. dollar this year, as high commodity prices are unlikely to prevent a further deterioration in the trade balance. The resource-based western provinces should continue to outperform Central and Atlantic Canada, as manufacturers face challenging conditions.
          The U.S. economy may have slipped into a mild recession in the first half of 2008. The deep correction in housing markets continues, implying further weakness in mortgage demand. Consumer confidence and spending have been depressed by tighter credit standards, lower home values and rising fuel and grocery bills. Personal consumption is expected to slow sharply this year, curbing growth in personal credit. Companies are also scaling back their spending, resulting in slower growth in business credit. Capital markets activity is expected to remain depressed until the stress in credit markets abates. After reducing interest rates 325 basis points since September, the Federal Reserve is at, or near, the end of one of the most aggressive easing cycles on record. Past rate reductions and sizeable personal tax rebates should spur a modest economic recovery in the second half of the year.
          This Economic Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.
Effects of the Capital Markets Environment on Second Quarter Results
Global wholesale funding markets have improved in recent weeks as reflected by investment grade corporate credit spreads trending lower and Canadian BA/T-Bill and U.S. LIBOR/T-Bill spreads narrowing. Combined with central banks continuing to support orderly market liquidity, we are cautiously optimistic on the improving outlook for our capital markets businesses.
     BMO’s results in the second quarter included a net benefit of $42 million ($28 million after tax) in respect of charges/recoveries related to the capital markets environment. The charges/recoveries consist of:
•	A net recovery of $26 million ($18 million after tax) in respect of:
•	a mark-to-market recovery of $85 million ($57 million after tax) for Apex/Sitka Trust in recognition during the quarter of the increased likelihood of a successful restructuring;

•	a mark-to-market charge of $36 million ($24 million after tax) for our holdings of commercial paper of third- party Canadian conduits affected by the Montreal Accord;

•	a charge of $23 million ($15 million after tax) for the capital notes in the Links and Parkland SIVs;
•	a recovery of $35 million ($24 million after tax) for items impacted by credit spreads, specifically mark-to-market adjustments, consisting of a benefit of $128 million ($86 million after tax) for mark-to-market gains on counterparty credit exposures on derivatives contracts as BMO’s credit spreads have moved out relative to various counterparties; less a charge of $93 million ($62 million after tax) for other trading and structured-credit related positions;

•	a charge of $19 million ($14 million after tax) related to four smaller items, each with a net income impact of $10 million or less and including mark-to-market charges on our preferred share trading portfolio and monoline exposures.
The net benefit of $42 million above was reflected in trading non-interest revenue ($71 million), other revenue ($6 million) and securities gains/losses other than trading (-$35 million).
The effects of significant items affecting comparative period results are discussed on page 28.
Given the uncertainty in the capital markets environment, our investments in ABCP, SIVs, structured finance vehicles, Fairway and mark-to-market investments could experience further valuation gains and losses due to changes in market value.
          This Effects of the Capital Markets Environment on Second Quarter Results section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter Report 2008 • 5

Non-GAAP Measures
BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. The following table reconciles the non-GAAP measures, which management regularly monitors, to their GAAP counterparts.
          Management discloses amounts on a basis that adjusts for certain significant items. Amounts and measures stated on a basis that excludes the significant items are considered useful as they would be expected to be more reflective of ongoing operating results. These significant items included: charges related to certain trading activities and valuation adjustments in the first quarter of 2008; losses in our commodities business in 2007 (including associated performance-based compensation); restructuring charges recorded in the first quarter of 2007; and changes in the general allowance for credit losses. Since such charges tend to be irregular, adjusting for them is helpful in assessing quarterly trends in results.
          Cash earnings, cash productivity and cash operating leverage measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of intangible assets from non-interest expense to derive cash productivity and cash operating leverage measures.
          BMO analyzes consolidated revenues on a GAAP basis. However, like many banks, BMO analyzes revenue of its operating groups, and ratios of the groups computed using revenue, on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The effective income tax rate is also analyzed on a taxable equivalent basis for consistency of approach. The offset to the group teb adjustments is reflected in Corporate Services. Analysis on a taxable equivalent basis neutralizes the impact on ratios of investing in tax exempt or tax-advantaged securities rather than fully-taxable securities with higher yields. It reduces distortions in ratios between periods and between institutions related to the choice of tax-advantaged and taxable investments. In this MD&A, all revenues and tax amounts and related ratios of our operating groups are stated on a taxable equivalent basis, unless indicated otherwise.
          Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of economic value added.

6 • BMO Financial Group Second Quarter Report 2008

GAAP and Related Non-GAAP Measures used in the MD&A

(Canadian $ in millions, except as noted)	Q2-2008	Q1-2008	Q2-2007	YTD-2008	YTD-2007

Non-interest expense (a)	1,680	1,614	1,614	3,294	3,152
Restructuring charge (b)	–	–	–	–	135

Total non-interest expense (c)	1,680	1,614	1,614	3,294	3,287
Amortization of intangible assets	(10)	(10)	(13)	(20)	(24)

Cash-based non-interest expense (d) (note 1)	1,670	1,604	1,601	3,274	3,263

Net income (e)	642	255	671	897	1,019
Amortization of intangible assets, net of income taxes	8	8	10	16	19

Cash net income (f) (note 1)	650	263	681	913	1,038
Preferred share dividends	(14)	(15)	(13)	(29)	(22)
Charge for capital (note 1)	(370)	(375)	(379)	(745)	(764)

Net economic profit (note 1)	266	(127)	289	139	252

Restructuring charge (b)	–	–	–	–	135
Related income taxes (g)	–	–	–	–	47

Net impact of restructuring (h)	–	–	–	–	88

Commodities losses (i) (note 2)	–	–	171	–	680
Performance – based compensation (j)	–	–	(33)	–	(120)
Related income taxes (k)	–	–	48	–	233

Net impact of Commodities losses (l)	–	–	90	–	327

Charges related to deterioration in capital markets environment (m)	–	488	–	488	–
Related income taxes (o)	–	164	–	164	–

Net impact of charges related to capital markets environment (p)	–	324	–	324	–

Increase in general allowance	–	60	–	60	–
Related income taxes (q)	–	22	–	22	–

Net impact of increase in general allowance (r)	–	38	–	38	–

Net impact of significant items (h+l+p+r) (1)	–	362	90	362	415

Revenue (s)	2,620	2,026	2,528	4,646	4,594
Non-interest expense (c)	1,680	1,614	1,614	3,294	3,287
Cash-based Non-interest expense (d)	1,670	1,604	1,601	3,274	3,263
Income tax (t)	128	(91)	165	37	139
Productivity ratio (%) ((c/s) x 100)	64.1	79.7	63.8	70.9	71.5
Cash productivity ratio (%) ((d/s) x 100) (note 1)	63.8	79.2	63.3	70.5	71.0
Revenue Growth (%) (u)	3.6	(2.0)	2.3	1.1	(7.2)
Non-interest expense Growth (%) (v)	4.1	(3.5)	3.5	0.2	4.7
Cash-based Non-interest expense Growth (%) (w) (note 1)	4.3	(3.5)	3.4	0.3	4.7
Operating leverage (%) (u-v)	(0.5)	1.5	(1.2)	0.9	(11.9)
Cash operating leverage (%) (u-w) (note 1)	(0.7)	1.5	(1.1)	0.8	(11.9)
EPS (uses net income) ($)	1.25	0.47	1.29	1.72	1.96
Cash EPS (note 1) (uses cash net income) ($)	1.26	0.49	1.31	1.75	1.99
Effective tax rate (%) (t/(e + t + Min. Int. of approx. $19MM per quarter))	16.3	(50.3)	19.4	3.8	11.6

Measures on a basis that excludes the impact of significant items (note 1)
Revenue (s+i+m) (2)	2,620	2,514	2,699	5,134	5,274
Non-interest expense (c-b-j) (3)	1,680	1,614	1,647	3,294	3,272
Cash-based expense (d-b-j) (4)	1,670	1,604	1,634	3,274	3,248
Income tax (t+g+k+o+q) (5)	128	95	213	223	419
Net income (e+1) (6)	642	617	761	1,259	1,434
Cash net income (f+1)	650	625	771	1,275	1,453
Productivity ratio (%) ((3/2) x 100)	64.1	64.2	61.0	64.2	62.0
Cash productivity ratio (%) ((4/2) x 100)	63.8	63.8	60.6	63.8	61.6
Revenue Growth (%) (x)	(2.9)	(2.4)	9.2	(2.7)	6.5
Non-interest expense Growth (%) (y)	2.0	(0.6)	5.6	0.7	4.2
Cash-based expense Growth (%) (z)	2.2	(0.6)	5.6	0.8	4.2
Operating leverage (%) (x-y)	(4.9)	(1.8)	3.6	(3.4)	2.3
Cash Operating leverage (%) (x-z)	(5.1)	(1.8)	3.6	(3.5)	2.3
EPS (uses net income excluding significant items)	1.25	1.19	1.47	2.43	2.77
Cash EPS (uses cash net income excluding significant items)	1.26	1.21	1.49	2.46	2.81
ROE (%) (uses net income excluding significant items)	17.9	16.8	20.8	1.74	19.4
Effective tax rate (%) (5/(6 + 5 + Min. Int. of approx. $19MM per quarter))	16.3	13.0	21.5	14.7	22.2

Note 1:	These are non-GAAP amounts or non-GAAP measures.
Note 2:	Commodities losses were $18 million ($12 million after tax) in Q2 2008 and $12 million ($8 million after tax) in Q1 2008. Commodities losses were not considered a significant item in 2008
BMO Financial Group Second Quarter Report 2008 • 7

Foreign Exchange
The Canadian dollar equivalents of BMO’s U.S. dollar-denominated net income, revenues, expenses, provisions for credit losses and income taxes were lowered relative to the second quarter of 2007 by the weakening of the U.S. dollar in the past year. The average Canadian/U.S. dollar exchange rate in the second quarter, expressed in terms of the Canadian dollar cost of a U.S. dollar, fell by 12% from a year ago but rose 1% from the first quarter of 2008. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates.
Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results

	Q2-2008		YTD-2008 vs
(Canadian $ in millions, except as noted)	vs. Q2-2007	vs. Q1-2008	YTD-2007

Canadian/U.S. dollar exchange rate (average)
Current period	1.0065	1.0065	1.0024
Prior period	1.1444	0.9984	1.1532
Increased (Decreased) revenue	(51)	3	(95)
Decreased (Increased) expense	51	(3)	115
Decreased (Increased) provision for credit losses	10	(1)	34
Decreased income taxes	5	–	6

Increased (Decreased) net income	15	(1)	60

At the start of each quarter, BMO enters into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our expected U.S. dollar net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations within a single quarter; however, the hedging transactions are not designed to offset the impact of year-over-year or quarter-over-quarter fluctuations in exchange rates. The U.S. dollar strengthened in the first quarter. It also strengthened but more modestly over the course of the current quarter, as the exchange rate increased from Cdn$1.0038 per U.S. dollar at January 31, 2008 to an average of Cdn$1.0065. As a result, hedging transactions resulted in an after-tax loss of $2 million in the quarter and $9 million for the year to date. The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S. dollar denominated net income for the next three months.
          The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.
Other Value Measures
Net economic profit was $266 million (see the Non-GAAP Measures section), compared with $289 million in the second quarter of 2007 and negative $127 million in the first quarter.
          The total shareholder return (TSR) on an investment in BMO common shares was -10.5% in the second quarter and -24.6% for the twelve months ended April 30, 2008. BMO’s average annual TSR for the five-year period ended April 30, 2008 was 8.2%.
Net Income
Q2 2008 vs Q2 2007
Net income was $642 million for the second quarter of 2008, down $29 million or 4.3% from a year ago. Earnings per share were $1.25, compared with $1.29. Results for the quarter reflect current market conditions with a beneficial impact from valuation adjustments of $42 million ($28 million after tax) in BMO Capital Markets. This gain related to: a net recovery of $26 million ($18 million after tax) in respect of the partial reversal of Apex/Sitka Trust mark-to-market losses less charges on the capital notes in the Links and Parkland SIVs and commercial paper of third-party Canadian conduits affected by the Montreal Accord; a $35 million ($24 million after tax) recovery in respect of trading portfolios affected by credit spreads; and net charges of $19 million ($14 million after tax) related to four small items. See the Effects of the Capital Markets Environment section for more details. Results a year ago included $171 million of commodities losses in BMO Capital Markets ($90 million after a $33 million reduction in associated performance-based compensation and income tax). Provisions for credit losses were up $92 million from a year ago, reflective of the weaker credit environment.
          P&C Canada net income increased $4 million or 1.1%. Results a year ago included $40 million ($32 million after tax) of insurance and investment gains. Adjusted for those items, P&C Canada’s revenue growth exceeded expense growth by 2.8 percentage points and its net income increased by a strong $36 million or 12%. There was good volume growth across most products with an increase in net interest margin and effective expense control.
          P&C U.S. net income increased US$5 million or 20%. There was solid volume growth and increased fee revenues, but lower net interest margin. Results included $13 million after tax due to a $38 million gain on the sale of our investment in Visa Inc. upon its successful initial public offering, partly offset by a related $17 million litigation reserve. Net income growth was reduced by the impacts on both revenue and expense of the more difficult credit environment and continued targeted business investment and expansion. In addition there were a number of smaller items that negatively impacted expenses in the current quarter.
          Private Client Group net income increased $10 million or 10%. Results a year ago included a $7 million ($4 million after tax) gain on sale of Montreal Stock Exchange common shares. Adjusted for this item and the impact of the weaker U.S. dollar, revenue growth outpaced expense growth by 4.0 percentage points, reflective of our diversified revenue stream and active expense management.
          BMO Capital Markets net income decreased $15 million or 7.5%. As discussed above, results reflect a net recovery of mark-to-market losses in the current quarter and commodities losses a year ago. The capital markets environment remains challenging and there were reductions in most investment banking revenues, as well as lower net investment gains and corporate banking net interest income.
          Corporate Services results were $29 million lower than in the prior year due primarily to higher specific provisions for credit losses.
Q2 2008 vs Q1 2008
Net income increased $387 million. Results in the first quarter were lowered by $548 million ($362 million after tax and $0.72 per share) in respect of losses related to deterioration in the capital markets environment of

8 • BMO Financial Group Second Quarter Report 2008

$488 million ($324 million after tax and $0.64 per share) and an increase in the general allowance for credit losses of $60 million ($38 million after tax and $0.08 per share). The effects of significant items affecting comparative period results are discussed on page 28.
          In P&C Canada, net income increased $29 million or 9.9%. Revenue was modestly higher than in the first quarter. The favourable effects of higher revenues from securitization and cards and an increase in net interest margin were partially offset by the impact of two fewer calendar days and lower insurance revenue. Non-interest expense decreased $38 million or 5.3% due primarily to lower capital taxes, fewer days and lower employee-related costs.
          P&C U.S. net income rose US$4 million or 11%. The increase in earnings from volume growth, fee revenues and the Visa transaction was partially offset by the impacts of the more difficult credit environment, targeted business investment and expansion as well as a number of smaller items that negatively impacted expenses in the current quarter.
          Private Client Group net income increased $11 million or 11%. Revenue fell in a difficult market environment but expenses were reduced further through lower revenue-based costs and active expense management. In addition, the first quarter included annual stock-based compensation costs for employees eligible to retire.
          BMO Capital Markets net income increased $216 million. The improvement was mostly attributable to the losses related to the capital markets environment recorded in the first quarter.
          Corporate Services results improved $127 million due to higher revenues and lower specific provisions for credit losses.
Q2 YTD 2008 vs Q2 YTD 2007
Net income decreased $122 million or 12% to $897 million. Net income for the current period was lowered by a net $334 million as described in the two preceding sections discussing results for the second and first quarters of 2008. Net income in the comparable period of 2007 was lowered by significant items totalling $415 million in respect of commodities losses ($327 million) and a restructuring charge ($88 million).
          In P&C Canada, net income increased $9 million or 1.4%, and by $41 million or 6.8% adjusted for the insurance and investment gains. There was good volume growth across most products. Expenses were higher due to initiatives spending.
          P&C U.S. net income rose US$6 million or 12%. Volume growth and the net impact of the Visa transaction were partially offset by a decline in earnings due to the more difficult credit environment, continued targeted business investment and expansion and lower net interest margins.
          Private Client Group net income increased $17 million or 9.1%. Revenue increased $5 million or 0.4% and $33 million or 3.0% excluding the impact of the weaker U.S. dollar and the prior year’s $7 million gain on sale of Montreal Stock Exchange common shares, despite softer market conditions. Active expense management contributed to the improved net income.
          BMO Capital Markets net income decreased $29 million or 17%. Results for the current year to date were affected by the charges of $296 million after tax related to deterioration in capital markets. Results in the comparable period of 2007 were affected by charges of $327 million after tax related to commodities losses. Capital markets conditions are much more challenging for many of our businesses in 2008 than in 2007.
          Corporate Services net income decreased $117 million. The decrease was attributable to lower revenues and higher provisions for credit losses.
Revenue
BMO analyzes consolidated revenues on a GAAP basis. However, like many banks, BMO analyzes revenue of its operating groups and associated ratios computed using revenue on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenues.
          Total revenue increased $92 million or 3.6% from a year ago due to the commodities losses in the prior year. Revenue increased $594 million from the first quarter, in large part due to the charges recorded that period.
          The weaker U.S. dollar decreased revenue growth by $51 million or 2.0 percentage points year-over-year. The impact of changes in the Canadian/U.S. dollar exchange rate from the first quarter was insignificant. Changes in net interest income and non-interest revenue are reviewed in the sections that follow.
Net Interest Income
Net interest income decreased $30 million or 2.5% from a year ago. There was growth in P&C Canada and Private Client Group with reductions in P&C U.S. on a Canadian dollar basis and BMO Capital Markets. Average earning assets increased $25 billion. P&C Canada earning assets increased by $6 billion with growth in all lines of business except residential mortgages, due to exiting the mortgage broker channel. BMO Capital Markets earning assets increased $18 billion due primarily to increased corporate loans and money market instruments.
          Relative to the first quarter, net interest income fell $40 million. The reduction was largely due to a decrease in BMO Capital Markets. BMO’s average earning assets fell $9 billion due to lower trading and money market assets in BMO Capital Markets.
          Year to date, net interest income decreased $12 million. There was growth in P&C Canada, Private Client Group and BMO Capital Markets with declines in P&C U.S. and Corporate Services. Average earning assets increased $34 billion. P&C Canada earning assets increased $6 billion with growth in all lines except mortgages. BMO Capital Markets earning assets increased $28 billion due to growth in corporate loans and money market assets.
          BMO’s overall net interest margin on earning assets for the second quarter of 2008 was 1.48%, or 17 basis points lower than in the second quarter of the prior year and 3 basis points higher than in the first quarter. The two main drivers of a change in total bank margin are the individual group margins and the changes in the magnitude of each operating group’s assets. The year-over-year decrease of 17 basis points was mainly due to growth in lower-spread assets in BMO Capital Markets and reduced net interest income in Corporate Services. As in the first quarter, both P&C U.S. and Private Client Group had significant margin declines but they are relatively smaller groups and their effect on the total change in the bank margin was minimal.
          Relative to a year ago, net interest margin was higher by 2 basis points in P&C Canada as increases from improving product mix and wider spread on

BMO Financial Group Second Quarter Report 2008 • 9

mortgages were partially offset by competitive pricing pressures in personal loans and commercial deposits. P&C Canada net interest margin also improved 2 basis points relative to the first quarter, due to an increased prime-to-BA differential and improved mortgage spread, partially offset by competitive pressures on commercial deposits and the negative mix impact of slower deposit growth. In P&C U.S., net interest margin declined by 45 basis points, of which half relates to a portfolio transfer in the first quarter, 9 basis points relates primarily to higher non-accrual loans and the balance to the highly competitive environment. BMO Capital Markets margin fell from a year ago and from the previous quarter mainly due to lower trading interest income. Corporate loan spreads also fell relative to the first quarter.
Corporate Services net interest income improved $21 million relative to the first quarter primarily due to a large number of small items that negatively impacted revenues in the first quarter. Relative to a year ago, Corporate Services net interest income declined $52 million in part due to losses on interest rate swaps. The decline lowered BMO’s overall margin.
          Year to date, BMO’s overall net interest margin fell 19 basis points. The decline was due to growth in BMO Capital Markets asset levels and reduced net interest income in Corporate Services due to losses on interest rate swaps and a large number of small items that negatively impacted the first quarter.

Net Interest Margin (teb)*

		Increase	Increase		Increase
		(Decrease) vs.	(Decrease) vs.		(Decrease) vs.
(In basis points)	Q2-2008	Q2-2007	Q1-2008	YTD-2008	YTD-2007

P&C Canada	266	2	2	265	–
P&C U.S.	293	(45)	(4)	295	(44)

Personal and Commercial Client Group	271	(6)	1	270	(8)
Private Client Group	920	(105)	53	893	(107)
BMO Capital Markets	55	(12)	(10)	60	(4)
Corporate Services, including Technology and Operations (T&O)	nm	nm	nm	nm	nm

Total BMO	148	(17)	3	146	(19)

Total Canadian Retail**	302	(1)	5	299	(4)

*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a teb basis while total BMO margin is stated on a GAAP basis.
**	Total Canadian retail margin represents the net interest margin of the combined Canadian business of P&C Canada and Private Client Group.
nm-	not meaningful

Non-Interest Revenue
Non-interest revenue increased $122 million or 9.1% from a year ago. There was significant growth in BMO Capital Markets, P&C U.S. and Corporate Services. Trading revenues were sharply higher because of last year’s commodities losses and the current quarter’s net recovery, while securitization revenues were also up strongly, reflecting gains totalling $50 million on the securitization of $2.1 billion of residential mortgages and $550 million of credit card loans. Securities commissions and fees declined in the difficult capital markets environment. Equity underwriting and mergers and acquisitions fees were also affected. Securities gains also fell, despite the Visa gain, due in part to charges recorded in the current quarter and insurance revenues also declined, due to last year’s gain.
          Relative to the first quarter, non-interest revenue increased $634 million. Trading revenue increased $493 million, largely due to the market environment charges recorded in the first quarter and the beneficial impact of the valuation adjustments in the current quarter. Securitization revenues also increased strongly reflecting mortgage and credit card securitizations in the quarter. Other revenue in BMO Capital Markets and Corporate Services rose, reflecting higher securitization-related revenues and higher earnings from certain subsidiaries. There were also increases in debt and equity underwriting fees as well as card services and lending fees. Securities gains fell, again despite the Visa gain, due in part to charges recorded in the current quarter.
          Year to date, non-interest revenue increased $64 million or 2.9%. There was significant growth in trading revenues as commodities losses in 2007 exceeded the charges related to the deterioration in capital markets in 2008. There were also increases in securitization revenues and mutual fund fees.
There were significant decreases in capital markets related fees such as securities commissions and fees, equity underwriting fees and mergers and acquisitions fees. Investments securities gains were also down appreciably together with other income.
Non-Interest Expense
Non-interest expense increased $66 million or 4.1% from a year ago to $1,680 million. The weaker U.S. dollar lowered expense growth by $51 million or 3.2 percentage points. There were increases in salary, computer costs, professional fees and business development while performance-based compensation and capital taxes decreased. Benefits costs were lower as we actively manage our employee benefit offerings to maintain competitiveness while keeping our costs in line.
          There were higher expenses in each of the operating groups except Private Client Group. Employee costs were higher, due to increases in BMO Capital Markets related to higher salaries and variable compensation and, for this quarter, an increased foreign pension expense.
          Cash operating leverage was -0.7% in the current quarter.
          Non-interest expense increased $66 million or 4.1% from the first quarter. The current quarter reflected increases in salaries, benefits, computer costs and professional fees. There were reductions in performance-based compensation and capital taxes. Performance-based compensation decreased in P&C Canada and Private Client Group but increased in BMO Capital Markets from a very low level in the first quarter. Expenses in the first quarter included $49 million stock-based compensation costs in respect of awards made to employees eligible to retire.
          Year to date, non-interest expense increased $7 million or 0.2% to $3,294 million. Other expenses in the prior year included a $135 million

10 • BMO Financial Group Second Quarter Report 2008

restructuring charge. There were increased employee costs due to increased salary and performance-based compensation in BMO Capital Markets. There were increases in premises, computer, professional fees and business promotion, while capital taxes decreased.
          Cash operating leverage was 0.8% year to date.
Risk Management
The credit environment continues to soften from the highly favourable conditions of early 2007. Specific provisions for credit losses totalled $151 million in the quarter. Specific provisions in the quarter were lowered by higher recoveries of loans previously written-off, which were up $14 million from a year ago and $13 million from the first quarter. There were $59 million of specific provisions in the second quarter of 2007 and $170 million of specific provisions and a $60 million increase in the general allowance in the first quarter of 2008. Specific provisions include charges of $35 million and $39 million in the current and first quarter, respectively, in respect of single enterprises.
          The provision for credit losses year to date totalled $381 million, comprised of $321 million of specific provisions and a $60 million increase in the general allowance. For comparable year-to-date 2007, there were $111 million of specific provisions.
          Specific provisions in the current quarter represented 28 basis points of average net loans and acceptances, including securities borrowed or purchased under resale agreements, compared with 12 basis points a year ago, 31 basis points in the first quarter of 2008 and a 15 basis point average over the past five fiscal years.
          New impaired loan formations totalled $554 million in the quarter, down from $708 million in the first quarter but up from $131 million a year ago. In the first quarter, $459 million of formations was attributable to a single enterprise. The primary drivers of new formations in the second quarter were $234 million from the U.S. commercial real estate sector and $100 million from the manufacturing sector. Formations in the U.S. commercial real estate sector included $150 million related to a single enterprise.
          There were no impaired loan sales in the second quarter, compared with sales of $3 million in the first quarter with no related reversals and recoveries. There were $17 million of impaired loan sales a year ago resulting in reversals and recoveries of $5 million.
          Gross impaired loans and acceptances were up from the first quarter and the year end due to the formations discussed above. Reflective of our position in a deteriorating credit cycle, gross impaired loans are expected to remain higher in fiscal 2008 than the historically low levels of 2007.
          The total allowance for credit losses of $1,336 million at the end of the quarter was comprised of a specific allowance of $325 million and a general allowance of $1,011 million. The general allowance is maintained to absorb impairment in the existing credit portfolio that cannot yet be associated with specific credit assets. It is assessed on a quarterly basis and increased $113 million from the end of the previous fiscal year. Of this, $60 million is due to the provision in the first quarter, with the remainder attributable to the acquisition of the Wisconsin-area banks and the impact of the change in the Canadian/U.S. dollar exchange rate.
          BMO’s loan book continues to be comprised largely of more stable consumer and commercial portfolios, which, excluding securities borrowed or purchased under resale agreements, represented 78.7% of the loan portfolio at the end of the quarter, down from 81.2% a year ago and in line with 78.2% at the end of the first quarter.
          We expect the credit environment to continue to be challenging over the balance of 2008 as the U.S. commercial real estate, industrials and manufacturing sectors remain weak. These sectors continue to be impacted by high input costs, a strong Canadian dollar and/or the slowdown in the U.S. economy.
          As indicated at the end of the first quarter, given the weaker expected credit environment, we do not expect to achieve our annual target of specific provisions of $475 million or less in fiscal 2008. We previously indicated that the specific provision for credit losses of $170 million recorded in the first quarter would be indicative of the quarterly run-rate for the balance of the year. Although specific provisions were lower in the current quarter, we now anticipate that average quarterly specific provisions over the balance of the year will be higher than in the first quarter, given continued deterioration in the credit environment including the U.S. real estate sector.
          BMO’s market risk and liquidity and funding management practices and key measures are outlined on pages 68 to 71 of BMO’s 2007 Annual Report. Trading and Underwriting Market Value Exposure (MVE) and Earnings Volatility (EV) were little changed quarter-over-quarter.
          To align with the regulatory definition of risk classifications, effective the beginning of fiscal 2008, general credit spread risk and interest rate risk have been combined and are now reported in the ‘Interest Rate Risk (Mark-to-Market)’ line in the Total Trading and Underwriting MVE Summary. This change does not impact the Total MVE result but only the way in which the results are reported. MVE data for October 31, 2007 has been restated to reflect this change. There have been no significant changes to our market risk management practices over the first and second quarters of 2008.
          There have been no significant changes to the levels of structural market risk and liquidity and funding risk over the quarter. There was no significant change in our structural market risk management practices during the quarter. We remain satisfied that our liquidity and funding management framework provides us with a sound position despite recent market developments. BMO’s cash and securities-to-total assets ratio was 29.6% at the end of the quarter, compared with 30.7% at the end of the first quarter and 33.1% at the end of fiscal 2007.
          This Risk Management section and the following Income Taxes section contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter Report 2008 • 11

Provisions for Credit Losses (PCL)

(Canadian $ in millions, except as noted)				Q2-2008	Q1-2008	Q2-2007	YTD-2008	YTD-2007

New specific provisions				201	205	93	406	179
Reversals of previously established allowances				(15)	(13)	(13)	(28)	(25)
Recoveries of loans previously written-off				(35)	(22)	(21)	(57)	(43)

Specific provision for credit losses				151	170	59	321	111
Increase in the general allowance				–	60	–	60	–

Provision for credit losses				151	230	59	381	111

Specific PCL as a % of average net loans and acceptances (annualized)				0.28%	0.31%	0.12%	0.29%	0.11%
PCL as a % of average net loans and acceptances (annualized)				0.28%	0.42%	0.12%	0.35%	0.11%

Changes in Gross Impaired Loans and Acceptances (GIL)

(Canadian $ in millions, except as noted)

GIL, Beginning of Period				1,347	720	748	720	666
Additions to impaired loans & acceptances				554	708	131	1,262	244
Reductions in impaired loans & acceptances (1)				31	21	(107)	52	(64)
Write-offs				(112)	(102)	(84)	(214)	(158)

GIL, End of Period				1,820	1,347	688	1,820	688

GIL as a % of gross loans & acceptances				0.88%	0.63%	0.34%	0.88%	0.34%
GIL as a % of equity and allowances for credit losses				9.54%	7.46%	3.86%	9.54%	3.86%

(1)  Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and offsets for consumer write-offs which have not been recognized as formations (Q2-08 $98MM; Q4-07 $87MM; and Q2-07 $72MM).

Aggregate Market Value Exposure and Earnings Volatility for Trading and Underwriting and Structural Positions ($ millions)*

(After-tax Canadian equivalent)			Market value exposure (MVE)			12-month earnings volatility

			Apr. 30 2008	Jan. 31 2008	Oct. 31 2007	Apr. 30 2008	Jan. 31 2008	Oct. 31 2007

Trading and Underwriting			(18.3)	(17.7)	(18.2)	(16.1)	(17.3)	(12.6)
Structural			(231.1)	(226.2)	(231.6)	(24.3)	(24.4)	(24.2)

BMO Financial Group			(249.4)	(243.9)	(249.8)	(40.4)	(41.7)	(36.8)

* Measured at a 99% confidence interval. Losses are in brackets.

Total Trading and Underwriting MVE Summary ($ millions)*

	For the quarter ended April 30, 2008				As at January 31, 2008		As at October 31, 2007
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low		Quarter-end		Quarter-end

Commodities Risk	(2.7)	(3.5)	(5.5)	(2.5)		(3.9)		(2.7)
Equity Risk	(12.7)	(12.6)	(18.5)	(8.1)		(10.6)		(9.5)
Foreign Exchange Risk	(1.3)	(0.9)	(2.7)	(0.3)		(0.3)		(0.9)
Interest Rate Risk (Mark-to-Market)	(12.3)	(18.6)	(27.3)	(12.2)		(13.3)		(10.0)
Diversification	8.3	9.5	nm1	nm1		8.4		9.2

Comprehensive Risk	(20.7)	(26.1)	(35.6)	(16.2)		(19.8)		(14.0)
Interest Rate Risk (accrual)	(4.6)	(3.0)	(5.3)	(1.6)		(1.3)		(9.1)
Issuer Risk	(2.8)	(6.2)	(8.4)	(2.6)		(6.1)		(4.9)

Total MVE	(28.1)	(35.3)	(45.7)	(24.0)		(27.2)		(28.0)

nm- not meaningful
* One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.
(1) Computation of a diversification effect for the high and low is not considered meaningful.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)*

(After-tax Canadian equivalent)			Economic value sensitivity			Earnings sensitivity over the next 12 months

			Apr. 30 2008	Jan. 31 2008	Oct. 31 2007	Apr. 30 2008	Jan. 31 2008	Oct. 31 2007

100 basis point increase			(187.9)	(184.9)	(201.1)	(20.2)	(17.3)	6.6
100 basis point decrease			141.5	133.9	138.6	27.5	28.7	(15.4)

200 basis point increase			(439.4)	(427.5)	(438.1)	(47.0)	(43.9)	0.4
200 basis point decrease			280.9	254.7	234.0	(14.3)	62.1	(17.0)

*	Losses are in brackets and benefits are presented as positive numbers.
12 • BMO Financial Group Second Quarter Report 2008

Income Taxes
As explained in the Revenue section, in fiscal 2008, management assesses BMO’s consolidated results and associated provisions for income taxes on a GAAP basis. We continue to assess the performance of the operating groups and associated income taxes on a taxable equivalent basis and to report accordingly.
           The provision for income taxes fell $37 million from the second quarter a year ago and rose $219 million from the first quarter, to $128 million. The effective tax rate for the quarter was 16.3%, compared with 19.4% in the second quarter a year ago and a recovery rate of 50.3% in the first quarter of 2008. The effective tax rate year to date was 3.8%, compared with 11.6% for the same period last year.
          Excluding the impact of significant items, the effective rate for first quarter of 2008 was 13.0%. The increase in the effective rate from the first quarter of 2008 was mainly due to a relatively higher proportion of income from higher-tax-rate jurisdictions. The decrease in the effective rate from the second quarter of 2007 was mainly attributable to $19 million of recoveries of prior years’ income taxes in the second quarter of 2008. While rates will vary from quarter to quarter due to one time adjustments and significant items, our current estimate is that the sustainable effective tax rate will be in the range of 19% to 23%.
           BMO hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not attract income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuation in U.S. rates from period to period. Hedging of the investments in U.S. operations has given rise to an income tax recovery in shareholders’ equity of $11 million for the quarter and $196 million for the year to date. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the attached unaudited consolidated financial statements for further details.

Summary Quarterly Results Trends

(Canadian $ in millions, except as noted)	Q2-2008	Q1-2008	Q4-2007	Q3-2007	Q2-2007	Q1-2007	Q4-2006	Q3-2006

Total revenue	2,620	2,026	2,200	2,555	2,528	2,066	2,461	2,570
Provision for credit losses – specific	151	170	101	91	59	52	51	42
Provision for credit losses – general	–	60	50	–	–	–	(35)	–
Non-interest expense	1,680	1,614	1,631	1,659	1,614	1,538	1,613	1,600
Restructuring charge	–	–	24	–	–	135	–	–

Total non-interest expense	1,680	1,614	1,655	1,659	1,614	1,673	1,613	1,600
Net income	642	255	452	660	671	348	696	710

Basic earnings per share ($)	1.25	0.48	0.89	1.30	1.31	0.68	1.37	1.41
Diluted earnings per share ($)	1.25	0.47	0.87	1.28	1.29	0.67	1.35	1.38
Net interest margin on earning assets (%)	1.48	1.45	1.47	1.61	1.65	1.64	1.78	1.84
Effective income tax rate (%)	16.3	(50.3)	(19.3)	15.7	19.4	(7.8)	14.1	21.4
Canadian/U.S. dollar exchange rate (average)	1.01	1.00	1.00	1.07	1.14	1.16	1.12	1.12

Net income:
P&C Canada	331	302	287	356	327	297	277	350
P&C U.S.	30	26	33	25	29	29	24	32

Personal and Commercial Banking	361	328	320	381	356	326	301	382
Private Client Group	109	98	103	102	99	91	80	80
BMO Capital Markets	182	(34)	46	194	197	(20)	185	201
Corporate Services, including T&O	(10)	(137)	(17)	(17)	19	(49)	130	47

BMO Financial Group	642	255	452	660	671	348	696	710

BMO’s quarterly earning trends were reviewed in detail on pages 75 and 76 of the 2007 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. The above table outlines summary results for the third quarter of fiscal 2006 through the second quarter of fiscal 2008.
          Significant items have affected revenues in BMO Capital Markets. There were commodities losses of $509 million, $171 million and $149 million in the first through third quarters of 2007 with smaller losses of $24 million in the fourth quarter of 2007. Losses remained low in the first and second quarters of 2008, as the size and risk of the portfolio were reduced. Associated performance-based compensation was lowered appreciably in the first and second quarters of 2007. In addition, the fourth quarter of 2007 and first quarter of 2008 reflected charges for certain trading activities and valuation adjustments of $318 million and $488 million, respectively. The second quarter of 2008 reflected the beneficial revenue impact from valuation adjustments of $42 million. BMO Capital Markets other businesses that were not affected by significant items performed very strongly over the course of 2007 but market conditions have been softer in 2008.
           Personal and Commercial Banking has continued to benefit from strong volume growth over 2007 and into 2008, with stable margins in Canada and moderate expense growth. Customer and front-line staffing levels were increased over the first half of 2007. P&C U.S. margin had been pressured in 2006 and early 2007 but stabilized in the latter part of 2007. In the first quarter of 2008, P&C U.S. margins declined due to the competitive environment.

BMO Financial Group Second Quarter Report 2008 • 13

           Private Client group results have demonstrated fairly consistent growth as capital markets were quite strong over the course of 2006 and 2007, with revenue growth slowing in late 2007 and in 2008.
           Corporate Services results are impacted by increased provisions for credit losses because of BMO’s allocation of provisions on an expected loss basis.
           Provisions for credit losses have started to trend higher as economic conditions have softened from the particularly favourable credit environment of recent years. The decline in BMO’s net interest margin over the last two years has been largely due to strong asset growth in BMO Capital Markets, which has lower net interest margin than other groups. The favourable effective tax rates are in part due to losses being incurred in high tax-rate jurisdictions and higher income earned in low-rate jurisdictions. The U.S. dollar has weakened over the course of the past two years but was more stable in the first half of 2008, trading at close to parity with the Canadian dollar. A weaker U.S. dollar lowers the translated values of BMO’s U.S. dollar-denominated revenues and expenses.
Balance Sheet
Total assets of $375.2 billion increased $8.6 billion from October 31, 2007 as a stronger U.S. dollar increased the translated value of U.S. denominated assets by $8.5 billion. The $8.6 billion increase on a Canadian dollar basis primarily reflects growth in derivative assets ($12.0 billion), net loans and acceptances ($4.2 billion) and other assets ($2.7 billion), partially offset by a decrease in securities ($9.6 billion) and cash resources ($0.7 billion).
          The net loans and acceptances increase of $4.2 billion was primarily due to consumer instalment and other personal loans increasing $4.6 billion and residential mortgages increasing by $0.2 billion while net loans to businesses and governments and related acceptances decreased $0.2 billion. Included in the net loans to businesses and governments were higher loans ($5.3 billion), primarily driven by increased drawings on existing credit facilities which were offset by lower securities borrowed or purchased under resale agreements ($3.5 billion) and lower acceptances ($2.0 billion). The Wisconsin-based acquisitions contributed $1.6 billion to the overall increase in loans.
          The $12.0 billion increase in derivative assets was due to a $10.6 billion increase in interest rate contracts and a total increase of $8.2 billion in commodity, credit, equity and funding contracts, with a $6.8 billion decrease in foreign exchange contracts. Interest rate derivative assets and commodity derivative assets increased largely due to changes in interest rates and commodity prices, respectively.
          The $9.6 billion decrease in securities was primarily attributable to lower trading securities held in BMO Capital Markets and lower available-for-sale securities. The decrease in securities was consistent with the management of the balance sheet. Increases in Canadian government securities held were more than offset by a decrease in corporate and other government securities.
          Liabilities and shareholders’ equity increased $8.6 billion from October 31, 2007 but remained flat excluding the effects of the stronger U.S. dollar. The increase on a Canadian dollar basis primarily reflects growth in deposits ($6.5 billion), higher derivative liabilities ($6.8 billion), higher other liabilities ($1.9 billion), a net increase in subordinated debt ($0.7 billion) and higher shareholders equity ($1.1 billion), partially offset by reductions in securities sold but not yet purchased ($5.0 billion), securities lent or sold under repurchase agreements ($1.4 billion) and acceptances ($2.0 billion).
          Deposits by banks, which account for 13% or $30.9 billion of total deposits, decreased $3.2 billion due to lower funding requirements owing to lower securities. Deposits by businesses and governments, which account for 51% or $122.7 billion of total deposits, increased $1.0 billion and were used to fund growth in loans. Deposits from individuals, which account for the remaining 36% or $84.9 billion of total deposits, increased $8.7 billion and were also used to fund growth in loans.
The Wisconsin-based acquisitions contributed $1.7 billion to the growth in deposits.
          The net decrease in securities lent or sold under repurchase agreements and securities sold but not yet purchased corresponded to the decrease in trading securities balances.
          Contractual obligations by year of maturity were outlined in Table 24 on page 89 of BMO’s 2007 Annual Report. There have been no material changes to contractual obligations that are outside the ordinary course of our business.

14 • BMO Financial Group Second Quarter Report 2008

Capital Management
As noted in the first quarter, a new regulatory capital management framework was implemented in Canada on November 1, 2007. The new framework, Basel II, replaced Basel I, the framework utilized for the past 20 years.
         BMO uses the Advanced Internal Ratings Based (AIRB) approach to measure credit risk in our portfolio and the Standardized Approach to measure operational risk. The Office of the Superintendent of Financial Institutions (OSFI), our regulator, has granted a waiver to apply the Standardized Approach to determine the credit risk-weighted assets of our subsidiary Harris Bankcorp, Inc. The methodology for determining risk-weighted assets for market risk did not change materially between Basel I and Basel II.
          Basel II is discussed further on pages 66 to 67 of BMO’s 2007 Annual Report.
          At April 30, 2008, BMO’s Tier 1 Capital Ratio was 9.42%, with risk-weighted assets (RWA) of $186.3 billion and Tier 1 Capital of $17.6 billion. The ratio decreased 6 basis points from 9.48% in the first quarter, as growth in RWA was partially offset by higher capital. RWA grew primarily due to the liquidity facilities in respect of the SIVs, the impact of Apex and the closing of the U.S. acquisitions, partially offset by RWA management initiatives. Capital grew due to growth in common shareholders’ equity and the issuance of $250 million of 5.80% Preferred Shares Series 15 on April 2, 2008. The ratio remains strong and is well above our minimum target of 8.0%.
          BMO’s Total Capital Ratio was 11.64% as at April 30, 2008. The ratio increased 38 basis points from 11.26% in the first quarter, as higher capital offset the RWA growth noted above. Total capital grew due to the items noted above and the issuance of $900 million of 6.17% Medium Term Notes, Series F First Tranche.
          Basel II and Basel I are not comparable. Relative to 2007 and for comparison purposes only, the Basel I Tier 1 Capital Ratio was 9.03% and the Total Capital Ratio was 11.47% as at April 30, 2008, compared with 9.51% and 11.74%, respectively, at the end of 2007.
           During the quarter, 4,028,000 shares were issued, primarily as consideration for the Ozaukee acquisition and to a lesser extent due to the exercise of stock options, share exchanges and the dividend reinvestment plan. We did not repurchase any Bank of Montreal common shares under our common share repurchase program during the quarter or for the year to date.
          On May 27, 2008, BMO’s Board of Directors declared a quarterly dividend payable to common shareholders of $0.70 per share, up $0.02 from a year ago and unchanged from the preceding quarter.
Qualifying Regulatory Capital

Basel II Regulatory Capital and Risk-Weighted Assets
(Canadian $ in millions)	Q2 2008	Q1 2008

Common shareholders’ equity	14,866	14,373
Non-cumulative preferred shares	1,696	1,446
Innovative Tier 1 Capital Instruments	2,438	2,437
Non-controlling interest in subsidiaries	31	30
Goodwill and excess intangible assets	(1,398)	(1,189)

Net Tier 1 Capital	17,633	17,097
Securitization-related deductions	(81)	(75)
Expected loss in excess of allowance – AIRB approach	–	(8)
Other deductions	(1)	(3)

Adjusted Tier 1 Capital	17,551	17,011

Subordinated debt	4,060	3,157
Trust subordinated notes	800	800
Accumulated net after-tax unrealized gain from available-for-sale equity securities	7	10
Eligible general allowance for credit losses	268	222

Total Tier 2 Capital	5,135	4,189
Securitization-related deductions	(12)	(23)
Expected loss in excess of allowance – AIRB approach	–	(8)
Investment in non-consolidated subsidiaries/substantial investments	(998)	(962)
Other deductions	(1)	(4)

Adjusted Tier 2 Capital	4,124	3,192

Total Capital	21,675	20,203

Risk-Weighted Assets (RWA)
(Canadian $ in millions)	Q2 2008	Q1 2008

Credit risk	151,840	138,787
Market risk	18,206	18,520
Operational risk	15,990	15,995

Total risk-weighted assets	186,036	173,302
Regulatory floor	216	6,185
Total Transitional Risk-Weighted Assets	186,252	179,487

Outstanding Shares and Securities Convertible into Common Shares

Number of shares or
As of May 21, 2008	Canadian dollar amount

Common shares	503,525,000
Class B Preferred Shares
Series 5	$200,000,000
Series 13	$350,000,000
Series 14	$250,000,000
Convertible into common shares:
Class B Preferred Shares
Series 6	$250,000,000
Series 10	$396,000,000
Stock options
– vested	15,550,000
– non-vested	5,799,000

Details on share capital are outlined in Notes 21 and 22 to the audited financial statements on pages 121 and 122 and the table on page 58 in the Annual MD&A included in the 2007 Annual Report.

BMO Financial Group Second Quarter Report 2008 • 15

Eligible Dividends Designation
For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid on both its common and preferred shares in the 2006 calendar year, and all dividends (including deemed dividends) paid thereafter, as “eligible dividends” unless BMO indicates otherwise.
Credit Rating
BMO’s senior debt credit ratings remain unchanged with a stable outlook. All four ratings are indicative of high-grade, high-quality issues. They remain: DBRS (AA); Fitch (AA-); Moody’s (Aa1); and Standard & Poor’s (A+).
Transactions with Related Parties
In the ordinary course of business, we provide banking services to our directors and executives and their affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer our customers. A select suite of customer loan and mortgage products is offered to our employees at rates normally accorded to our preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.
          Stock options and deferred share units granted to directors were discussed in Note 27 of the audited consolidated financial statements on page 132 of the 2007 Annual Report.
          Preferred rate loan agreements for executives, relating to transfers we initiate, are discussed in Note 27 of the audited consolidated financial statements on page 132 of the 2007 Annual Report.
Off-Balance-Sheet Arrangements
BMO enters into a number of off-balance-sheet arrangements in the normal course of operations. The most significant off-balance-sheet arrangements that we enter into are credit instruments and VIEs, which are described on pages 59 and 60 of the 2007 Annual Report and in Note 5 to the attached unaudited consolidated financial statements. See both the Effects of the Capital Markets Environment on Second Quarter Results and the Financial Instruments in the More Difficult Credit Environment sections for changes to our off-balance-sheet arrangements during the three months ended April 30, 2008.
Accounting Policies and Critical
Accounting Estimates
The notes to BMO’s October 31, 2007 audited consolidated financial statements outline our significant accounting policies. There were no changes to our accounting policies in the first two quarters of 2008.
          Pages 61 to 63 of the 2007 Annual Report contain a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to refer to the Annual Report to review that discussion.
Accounting Changes
Financial Instruments Disclosure and Presentation
On November 1, 2007, we adopted new CICA Handbook requirements regarding the disclosure and presentation of financial instruments. The new requirements are intended to enhance financial statement users’ ability to evaluate the significance of financial instruments to an enterprise and the exposures inherent within these instruments, and to understand the entity’s ongoing management of such exposures. For new disclosures, refer to Notes 4 and 14 in the attached unaudited interim consolidated financial statements.
Capital Disclosures
On November 1, 2007, we adopted the CICA’s new handbook section establishing requirements to disclose both qualitative and quantitative information on capital management. This disclosure requirement is intended to enhance a reader’s evaluation of an entity’s objectives, policies and procedures related to ongoing capital management. For new disclosures, refer to Note 12 in the attached unaudited interim consolidated financial statements.

16 • BMO Financial Group Second Quarter Report 2008

Financial Instruments in the More Difficult Credit Environment
At the request of the G7 Ministers and Central Bank Governors, The Financial Stability Forum issued a report in April on enhancing market and institutional resilience. Among its recommendations, it encouraged enhanced disclosure of financial instruments that markets now consider to be higher risk. We have expanded our discussion of financial instruments in keeping with these developments.
Subprime Mortgage Loans
In Canada, BMO does not directly originate or purchase subprime mortgage loans from third party lenders. In the United States, subprime loans are typically considered to be those with credit bureau scores of 620 or less. We do not originate subprime mortgages through a subprime mortgage program in the United States; however, we make loans available to individuals with credit scores of less than 620 as part of our lending requirements under the Community Reinvestment Act. We also make occasional loans to parties with credit scores of less than 620 when there are other strong qualification criteria. As such, we have authorized US$0.9 billion of mortgage loans that had subprime characteristics at the date of authorization, of which US$0.6 billion was outstanding at April 30, 2008. Of this, only US$7 million or 1.15% was 90 days or more in arrears at the end of the second quarter, reflecting the strong credit quality of these loans.
          We also have US$400 million net exposure at April 30, 2008 to a business that buys distressed mortgages (including subprime mortgages) at a discounted price, down from $459 million less a $39 million specific allowance at January 31, 2008 due to repayments in the current quarter. This exposure is one of the three loans discussed in the BMO-Sponsored U.S. Conduit section that follows.
Alt-A Residential Loans
In the United States, loans are classified as Alt-A when credit scores are between 620 and 660 and the loan-to-value ratio is above 80% without private mortgage insurance. This component of the portfolio is negligible. Alt-A loans also include those under our Easy Doc program, which does not require income verification, but requires minimum liquidity levels, credit scores of at least 660 and loan-to-value ratios of 80% or below. At April 30, 2008, our direct Alt-A loans totalled US$1.7 billion, consisting almost entirely of loans under the Easy Doc program. Of this, only $5 million or 0.29% was 90 days or more in arrears at the end of the second quarter, reflecting the strong credit quality of these loans.
          In Canada, we do not have a mortgage program that we consider Alt-A. As part of our credit adjudication process, we may choose not to verify income or employment for existing bank customers when there are other strong characteristics that support the credit worthiness of the loan. We also have a Newcomers to Canada/non-resident mortgage program that allows for limited income verification but has other strong qualification criteria. At April 30, 2008, there was approximately $2.7 billion outstanding under this program. Of this, only $9 million or 0.34% was 90 days or more in arrears at the end of the second quarter, reflecting the strong credit quality of these loans.
Leveraged Finance
Leveraged finance loans are defined by BMO as loans to Private Equity businesses and mezzanine financings where our assessment indicates a higher level of credit risk. BMO has limited exposure to leveraged finance loans, representing less than 1% of our total assets, with $2.8 billion outstanding as at April 30, 2008 ($4.3 billion authorized), compared with $2.6 billion outstanding at January 31, 2008 ($4.1 billion authorized).
Monoline Insurers and Credit Default
Product Companies (CDP)
BMO’s direct exposure to companies that specialize in providing default protection amounted to $246 million ($196 million at January 31, 2008), comprised of the mark-to-market of counterparty derivatives ($214 million) and traded credit notionals ($32 million).
          A credit default swap is a credit derivative contract between two counterparties, whereby one makes periodic payments to the other and receives the promise of a return if a third party defaults. Of the $246 million exposure, $231 million or 94% related to AAA-rated counterparties and $15 million or 6% to an A-rated counterparty. The notional value of direct contracts involving monolines and CDP companies was approximately $3.9 billion, unchanged from January 31, 2008. Contracts with these companies mostly related to collateralized debt obligations and credit default swaps within our trading portfolio and provided protection against losses arising from defaults. These instruments had minimal subprime exposure. BMO also held securities, primarily municipal bonds, insured by monolines of $635 million at April 30, 2008 ($645 million at January 31, 2008).
BMO-Sponsored Canadian Securitization Conduits
BMO’s investment in ABCP of six BMO-sponsored Canadian securitization conduits totalled $3.1 billion at April 30, 2008, compared with $1.7 billion as at January 31, 2008 and $5.6 billion at October 31, 2007. At May 21, 2008, BMO’s investment was reduced to $2.6 billion. Backstop liquidity facilities to these conduits total $20.9 billion and remain undrawn. All programs are rated AAA. Two of the conduits hold only residential mortgages transferred from BMO and account for $5.1 billion of BMO’s liquidity commitment. The four remaining conduits hold client assets and account for $15.8 billion of BMO’s liquidity commitment. The assets of each of the four conduits are high quality, consisting of mostly Canadian auto receivables and Canadian residential mortgages. These asset classes comprise from 60% to 99% of the assets of each of the conduits.
          Assets in the four conduits include $204 million of Canadian subprime mortgage loans, $1.0 billion of Canadian Alt-A loans and $244 million of CMBS. There are no CDOs in these conduits. No losses have been recorded on BMO’s investment in the ABCP of these conduits.
BMO-Sponsored U.S. Conduit
BMO provides liquidity support facilities of US$9.9 billion to our U.S.-sponsored ABCP conduit, Fairway Finance Company, LLC. In addition, at April 30, 2008, BMO has funded three specific loans that have exposure to the U.S. housing sector amounting to US$851 million (US$624 million at January 31, 2008), in accordance with the terms of these liquidity support facilities. BMO has not invested in the conduit’s ABCP.
          Committed amounts comprise a wide-range of asset classes including mid-market corporate loans (22%), auto loans and leases (13%), commercial real estate loans and leases (12%) and corporate loans (12%). Subprime and Alt-A mortgage loans comprise less than 0.3% of committed amounts, while CDOs comprise approximately $2.2 billion or 22% of committed amounts (primarily $2.0 billion of CDOs wrapped by monolines). Approximately 50% of Fairway’s assets have been rated by Moody’s and all are rated A or higher, with 79% of the assets rated Aaa. Approximately $2.4 billion of the assets are insured by monolines in good standing.
          Fairway had US$7.2 billion of commercial paper outstanding at March 31, 2008. The ABCP of Fairway is rated A1 by Moody’s.

BMO Financial Group Second Quarter Report 2008 • 17

Non-Bank sponsored Canadian Securitization Conduits
We hold ABCP of four non-bank sponsored Canadian conduits with a carrying value of $229 million as at April 30, 2008, compared with $302 million at January 31, 2008 and $308 million at October 31, 2007. We have provided no backstop liquidity commitments to these conduits. We recorded charges of $36 million in the current quarter and ABCP holdings valued at $37 million were redeemed. Our investments in the conduits reflect a cumulative mark-to market loss of $96 million. Realization on our investment in the ABCP of the non-bank-sponsored conduits will be affected by the outcome of the agreement reached among certain non-bank-sponsored Canadian ABCP conduits and investors known as the Montreal Accord. BMO is fully supportive of the resolution of the Montreal Accord.
Apex/Sitka Trust
We also sponsor Apex Trust (including Sitka Trust) [referred to as Apex], a Canadian special purpose vehicle that provides credit protection on highly-rated leveraged super-senior tranches of a diversified pool of U.S. and European corporate credits via credit default swaps.
          On March 19, 2008, we announced that the swap counterparties and certain investors in the Trusts had signed agreements to restructure the Trusts in order to preserve the underlying economic value given the market environment at the time. On May 13, 2008, the restructuring was completed when investors in the Trusts exchanged their notes for mid-term notes in Apex Trust with terms of five to eight years. Under the terms of the restructuring, BMO entered into credit default swap contracts with the swap counterparties and entered offsetting swaps with Apex. In addition, BMO now provides a senior funding facility of approximately $1.0 billion. BMO is working with certain investors in respect of their providing $175 million of senior funding, which would reduce BMO’s commitment accordingly.
          Under the terms of the restructuring, BMO will have exposure to the swap counterparties for realized credit losses on the notional credit positions held by the Trusts if those credit losses exceed the first-loss protection and the posted collateral. The existing collateral plus the additional senior funding, which are available to absorb credit losses above the first-loss protection levels, total approximately $3.3 billion and represent approximately 16 per cent of the net notional credit positions held by the Trusts.
          The commercial disputes disclosed at the end of the first quarter in respect of a noteholder of Apex disputing BMO’s demand for the return of a $400 million funds transfer and a swap counterparty’s dispute of its obligations of up to $600 million to BMO under an agreement have been satisfactorily resolved with no loss to BMO.
          At January 31, 2008, BMO’s net exposure to Apex was $495 million, comprised of $705 million of investments in ABCP and guarantees to investors, net of $210 million of cumulative charges for impairment. There were no BMO committed liquidity facilities at that time. In the second quarter, we reversed $85 million of the charges in recognition of the increased likelihood of a successful restructuring. A further partial reversal is anticipated in the third quarter as a result of the completion of the restructuring. BMO’s net exposure at the end of the second quarter was $580 million, comprised of $705 million of investments in ABCP and guarantees to investors, net of $125 million of cumulative charges for impairment, plus a further $200 million advanced under the senior-funding facility. On May 13, 2008, we converted our $705 million exposure to mid-term notes and invested a further $110 million in the notes, in accordance with the terms of the restructuring, for a total investment of $815 million, and were repaid the $200 million we had advanced under the senior-funding facility. No amounts had been drawn upon BMO’s committed $1.0 billion share of the senior-funding facility as of May 21, 2008. Any advances under the senior funding facility will rank ahead of the mid-term notes.
          BMO does not consider the May 2008 purchase of the mid-term notes to imply or be an indication of its intent to provide support to other mid-term noteholders. Instead, the purchase was a one-time, isolated event upon the restructuring of Apex. We do not intend to purchase additional mid-term notes of Apex nor do we intend to reimburse any other mid-term noteholder for any loss they may incur. Our investments in the $815 million of mid-term notes should not be considered a commitment by us to provide additional subordinated support to Apex.
          BMO believes that the credit quality of Apex is strong, based on the diversification of the Trust’s assets by industry and geography, and the first loss protection in place that is significantly higher than historical credit losses of the underlying corporate credits. Each of the underlying tranches in the Trusts has been rated AAA from a credit perspective by DBRS. This rating does not consider collateral call or funding risks. Apex Trust has exposure to approximately 450 corporate names of which 81% are investment grade. Names are generally very well diversified by geography and industry with the largest industry exposure being financial intermediaries at 6%.
Links and Parkland
We hold capital notes of BMO-managed London-based SIVs, Links Finance Corporation and Parkland Finance Corporation with a carrying value of Cdn$10 million at April 30, 2008, compared with Cdn$33 million at January 31, 2008, as we recorded charges in the quarter. The capital notes are unsecured limited recourse investments that are subordinated to all other credit obligations of the SIVs. The net asset value of the SIVs capital notes as at April 30, 2008 was approximately US$382 million for Links and approximately €108 million for Parkland. The investments held by Links and Parkland have been reduced from US$13.6 billion (net of cash of US$2.4 billion) and €1.5 billion (net of cash of €0.3 billion) as of January 31, 2008 to approximately US$9.5 billion (net of cash of US$46 million) and €840 million (net of cash of €1.2 million) as of April 30, 2008. This reduction principally reflects our continued progress in reducing the size of the SIVs in an orderly manner. At April 30, 2008, we held no senior notes in the SIVs as our $1.4 billion of senior notes outstanding at January 31, 2008 were repaid when they matured from the proceeds of asset sales and maturities.
          On March 3, 2008, we agreed to provide senior-ranked support for the funding of Links and Parkland through BMO liquidity facilities. The facilities backstop the repayment of senior note obligations to facilitate the SIVs access to further senior funding, provide the SIVs with supplemental funding, and permit the SIVs to continue the strategy of selling assets in an orderly manner to better realize on their value. The liquidity facilities, were capped on

18 • BMO Financial Group Second Quarter Report 2008

April 30, 2008 at a maximum of approximately US$8.8 billion related to Links and €750 million for Parkland. The advances under the liquidity facilities will rank ahead of the subordinate capital notes. Given the terms and conditions of the liquidity facilities and the maturity profile of the senior notes, the amount to be drawn is expected to be approximately 65% of the maximum amount of the facilities. At April 30, 2008, amounts drawn on the facilities totalled Cdn$427 million (Links US$288 million and Parkland €90 million). Capital noteholders will continue to bear the economic risk from actual losses up to the full amount of their investment and BMO is not providing any protection from the economic risk to capital noteholders, now or in the future.
          The asset quality of the SIVs is high with approximately 92% of assets rated Aa or better by Moody’s, 75% rated AA or better by Standard & Poor’s (S&P) and 99% of the assets rated investment grade; certain of the assets ratings are on watch. On February 25th, in anticipation of signing these agreements, S&P’s ratings on the senior notes of the SIVs were changed to AA-. On March 3rd, upon signing these agreements, Moody’s confirmed the ratings of the senior notes at Aaa, and simultaneously removed from review those notes that were under review for downgrade. The SIVs hold no direct exposure to U.S. subprime mortgages. Links assets net of cash total US$9.5 billion, comprised of a diversified mix of assets including subordinated commercial bank debt (28.5%), CBOs and CLOs (17.9%), assets wrapped by monolines (10.5%), non-U.S. RMBS (13.1%), CMBS (6.0%) and senior commercial bank debt (5.9%). CBOs include US$128 million (1.34% of assets) backed primarily by U.S. subprime and Alt-A RMBS collateral. Parkland’s assets net of cash total €844 million and asset diversification is broadly in line with that of Links. The 10.5% or $1.045 billion of assets are insured by monolines in good standing.
Collateralized Debt Obligations (CDOs)
CDOs are obligations of a special purpose vehicle (SPV) that is created for a specific financing transaction. The SPV typically has a nominal amount of equity. The SPV issues various tranches of rated and unrated debt securities (usually AAA to BB) that have well-defined rights to cash generated from the operation and liquidation of the vehicle’s assets. The risk of loss on the SPV’s portfolio varies by tranche. Losses will first affect the equity tranche, next the mezzanine tranches and finally the senior tranche. Super-senior is generally the most secure of all tranches. The SPV uses the cash raised through the issuance of the CDOs to invest in one or more different types of assets including bonds, loans and mortgages. The corresponding obligations of the SPV would be, respectively, collateralized bond obligations (CBOs), collateralized loan obligations (CLOs) and collateralized mortgage obligations (CMOs). CMOs for which the underlying assets are residential properties are referred to as residential mortgage-backed securities (RMBS); CMOs for which the underlying assets are commercial properties are referred to as commercial mortgage-backed securities (CMBS).
          Exposures to CDOs are outlined in the table on page 20.
CDO-squared Investments
CDO-squared investments are CDOs that are primarily backed by tranches of CDOs issued by other vehicles. We do not hold any investments in CDOs that hold investments in other CDOs.
Caution
Given the uncertainty in the capital markets environment, our investments in ABCP, SIVs and structured finance vehicles and other mark-to-market investments could experience further valuation gains and losses due to changes in market value.
          This Financial Instruments in the More Difficult Credit Environment section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter Report 2008 • 19

The following table provides additional detail on select financial instruments that markets may consider to be higher risk that are held in our investment and trading books. There is minimal total net CDO exposure of $40 million consisting of $20 million for unhedged and wrapped instruments and $20 million of a cumulative net loss on hedged instruments. There is minimal total net CLO exposure of $192 million consisting of $112 million for unhedged and wrapped instruments and $80 million of a cumulative net loss on hedged instruments
Select Financial Instrument Exposures

		Carrying		Carrying
		Value of		Value of	Cumulative
		Unhedged &	Hedged	Hedged	Loss in Value	Cumulative	Losses on
$million (Cdn)	Tranche	Wrapped	Investment	Investment	of Hedged	Gain on	Hedged
as at April 30, 2008	Rating	Investments	Amounts	Amounts	Investments	Hedges	Investments

CDO’s**	AAA	20
	AAA		2,490	1,700	(790)	770	(20)
	A- to AA+		788	632	(156)	156	–
	BBB- to BBB+		522	394	(128)	128	–	Hedges with Financials rated A+ or better*
	B- to BB+		491	257	(235)	235	–	Hedges with Financials rated A+*
	CCC or worse		618	212	(406)	406	–	Hedges with Financials rated A+

		20	4,909	3,195	(1,715)	1,695	(20)

CLO’s	AAA	112						Mostly UK and European mid-size corporate loans
	AAA		1,009	898	(111)	31	(80)

		112	1,009	898	(111)	31	(80)

Residential MBS
No subprime	AAA	60						Mostly UK and Australian mortgages
US subprime – wrapped***	AAA	24						Wrapped with AAA-rated monolines
	BBB- to BBB+	17						Wrapped with BB-rated monoline*
US subprime	AAA	2
	AAA		216	154	(63)	63	–	Hedges with Financials rated AA
	A- to AA+	4
	A- to AA+		92	74	(18)	18	–	Hedges with Financials rated AA

		107	308	228	(81)	81	–

CMBS	AAA	76						European, UK and US commercial real estate loans
	A- to AA+	113						Mostly Canadian commercial and multi-use residential

		189

ABS	AAA	247						Mostly Canadian credit card receivables and auto loans
	AAA		101	101			–
	A- to AA+	51						Mostly Canadian credit card receivables and auto loans
	BBB- to BBB+	70						Collateral notes on Canadian credit card receivables

		368	101	101			–

*	Ratings under review.
**	Amounts include $1.8 billion of U.S. subprime indirect exposure via total return swaps, primarily hedging CDO exposures.
Amounts exclude $1.5 billion notional amount of CDO credit default swap protection purchases from two AAA rated credit default protection company counterparties and corresponding CDS protection provided to other financial institutions in our role as intermediary.
***	Wrapped MBS have an insurance guarantee attached and are rated inclusive of the wrap protection.
BMO has invested only in senior and super-senior tranches of CDOs and CLOs. Tranche ratings in the table use the lowest external rating available provided by S&P, Moody’s or Fitch. The difference between hedged investment amounts and carrying value of hedged investment amounts reflect mark-to-market adjustments, which are generally recoverable through total return or credit default swaps. The underlying securities are a wide range of assets such as credit card loans, loans, MBS and credit default swaps. BMO’s investments typically represent about 20% of the pool but can be as low as 5% and up to 50%. Approximately 80% of the hedged investment amounts have been hedged through swaps with three Financial Institution counterparties rated A+ to AA-. The remainder is hedged through three monoline insurer counterparties rated A (under review) to AAA.
20 • BMO Financial Group Second Quarter Report 2008

Review of Operating Groups’ Performance
Operating Groups’ Summary Income Statements and Statistics for Q2-2008

	Q2-2008					YTD-2008
				Corporate					Corporate
(Canadian $ in millions, except as noted)	P&C	PCG	BMO CM	including T&O	Total BMO	P&C	PCG	BMO CM	including T&O	Total BMO

Net interest income (teb) (1)	958	165	234	(183)	1,174	1,918	320	537	(387)	2,388
Non-interest revenue	517	345	451	133	1,446	983	709	414	152	2,258

Total revenue (teb) (1)	1,475	510	685	(50)	2,260	2,901	1,029	951	(235)	4,646
Provision for (recovery of) credit losses	92	1	29	29	151	184	2	58	137	381
Non-interest expense	856	348	441	35	1,680	1,717	716	824	37	3,294
Restructuring charge	–	–	–	–	–	–	–	–	–	–

Total non-interest expense	856	348	441	35	1,680	1,717	716	824	37	3,294
Income before income taxes and non- controlling interest in subsidiaries	527	161	215	(114)	789	1,000	311	69	(409)	971
Income taxes (teb) (1)	166	52	33	(123)	128	311	104	(79)	(299)	37
Non-controlling interest in subsidiaries	–	–	–	19	19	–	–	–	37	37

Net income Q2-2008	361	109	182	(10)	642	689	207	148	(147)	897

Net income Q1-2008	328	98	(34)	(137)	255

Net income Q2-2007	356	99	197	19	671	682	190	177	(30)	1,019

Other statistics

Net economic profit	182	82	35	(33)	266	341	152	(148)	(206)	139
Return on equity	21.0%	41.5%	13.2%	nm	17.9%	20.6%	39.4%	4.8%	nm	12.2%
Cash return on equity	21.4%	41.9%	13.2%	nm	18.1%	21.1%	39.7%	4.8%	nm	12.5%
Operating leverage	(1.1%)	2.8%	(5.8%)	nm	(0.5%)	(2.1%)	2.1%	(2.4%)	nm	0.9%
Cash operating leverage	(1.4%)	2.8%	(5.9%)	nm	(0.7%)	(2.3%)	2.1%	(2.4%)	nm	0.8%
Productivity ratio (teb)	58.1%	68.1%	64.3%	nm	64.1%	59.2%	69.6%	86.6%	nm	70.9%
Cash productivity ratio (teb)	57.5%	67.9%	64.3%	nm	63.8%	58.6%	69.4%	86.5%	nm	70.5%
Net interest margin on earning assets (1)	2.71%	9.20%	0.55%	nm	1.48%	2.70%	8.93%	0.60%	nm	1.46%
Average common equity	6,753	1,055	5,276	1,190	14,274	6,496	1,043	5,263	1,448	14,250
Average earning assets ($ billions)	143.9	7.3	174.7	(2.3)	323.6	142.8	7.2	180.6	(2.3)	328.3
Full-time equivalent staff	20,918	4,462	2,399	9,122	36,901

nm – not meaningful
(1)	Operating group revenues, income taxes and net interest margin are stated on a taxable equivalent basis (teb). The group teb adjustments are offset in Corporate, and Total BMO revenue, income taxes and net interest margin are stated on a GAAP basis. See the Non-GAAP Measures section.

The following sections review the financial results of each of our operating segments and operating groups for the second quarter of 2008.
          Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure and its strategic priorities. All comparative figures are reclassified to reflect these transfers.
Note 16 to the attached unaudited interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses. Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.

BMO Financial Group Second Quarter Report 2008 • 21

Personal and Commercial Banking

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q2-2008	vs. Q2-2007		vs. Q1-2008		YTD-2008	vs. YTD-2007

Net interest income (teb)	958	32	3%	(2)	–	1,918	46	2%
Non-interest revenue	517	(2)	–	51	11%	983	16	2%

Total revenue (teb)	1,475	30	2%	49	3%	2,901	62	2%
Provision for credit losses	92	2	2%	–	–	184	5	3%
Non-interest expense	856	25	3%	(5)	–	1,717	70	4%

Income before income taxes and non-controlling interest in subsidiaries	527	3	–	54	11%	1,000	(13)	(1%)
Income taxes (teb)	166	(2)	(2%)	21	14%	311	(20)	(6%)
Non-controlling interest in subsidiaries	–	–	–	–	–	–	–	–

Net income	361	5	1%	33	10%	689	7	1%

Amortization of intangible assets (after tax)	7	(2)	(25%)	–	–	14	(3)	(18%)

Cash net income	368	3	1%	33	10%	703	4	1%

Return on equity	21.0%		(1.6%)		0.8%	20.6%		(0.8%)
Cash return on equity	21.4%		(1.8%)		0.8%	21.1%		(0.9%)
Operating leverage	(1.1%)		nm		nm	(2.1%)		nm
Cash operating leverage	(1.4%)		nm		nm	(2.3%)		nm
Productivity ratio (teb)	58.1%		0.6%		(2.2%)	59.2%		1.2%
Cash productivity ratio (teb)	57.5%		0.7%		(2.2%)	58.6%		1.3%
Net interest margin on earning assets (teb)	2.71%		(0.06%)		0.01%	2.70%		(0.08%)
Average earning assets	143,907	6,862	5%	2,227	2%	142,781	6,861	5%

nm – not meaningful
Personal and Commercial Banking (P&C) represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.
Personal and Commercial Banking Canada (P&C Canada)

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q2-2008	vs. Q2-2007		vs. Q1-2008		YTD-2008	vs. YTD-2007

Net interest income (teb)	786	51	7%	(7)	(1%)	1,579	84	6%
Non-interest revenue	433	(40)	(9%)	15	4%	851	(28)	(3%)

Total revenue (teb)	1,219	11	1%	8	1%	2,430	56	2%
Provision for credit losses	82	1	2%	(1)	(2%)	165	4	3%
Non-interest expense	657	9	2%	(38)	(5%)	1,352	62	5%

Income before income taxes and non-controlling interest in subsidiaries	480	1	–	47	11%	913	(10)	(1%)
Income taxes (teb)	149	(3)	(3%)	18	12%	280	(19)	(7%)
Non-controlling interest in subsidiaries	–	–	–	–	–	–	–	–

Net income	331	4	1%	29	10%	633	9	1%

Amortization of intangible assets (after tax)	3	(1)	–	3	–	3	(3)	–

Cash net income	334	3	1%	32	10%	636	6	1%

Personal, Insurance & Other revenue	622	(14)	(2%)	13	2%	1,231	5	–
Commercial revenue	334	3	1%	(15)	(5%)	683	15	2%
Cards revenue	263	22	9%	10	4%	516	36	7%
Operating leverage	(0.7%)		nm		nm	(2.5%)		nm
Cash operating leverage	(1.0%)		nm		nm	(2.7%)		nm
Productivity ratio (teb)	54.0%		0.4%		(3.4%)	55.7%		1.4%
Cash productivity ratio (teb)	53.9%		0.5%		(3.4%)	55.6%		1.4%
Net interest margin on earning assets (teb)	2.66%		0.02%		0.02%	2.65%		–
Average earning assets	120,287	6,224	5%	1,033	1%	119,765	6,164	5%

nm – not meaningful

22 • BMO Financial Group Second Quarter Report 2008

Q2 2008 vs Q2 2007
Net income increased $4 million or 1.1%. Net income a year ago included $32 million in insurance and investment gains.
Adjusted for those items, net income increased by a strong $36 million or 12%.
          Revenue rose $11 million or 0.8%, but by $51 million and 4.3% adjusted for last year’s insurance and investment gains of $26 million and $14 million, respectively. On this basis, revenue growth exceeded expense growth by 2.8 percentage points. Revenue growth was driven by strong volume growth across most products, one more calendar day in the leap year, and an increase in net interest margin, partially offset by lower securitization revenues. Net interest margin improved by 2 basis points due to improving product mix, as growth was greater in higher-spread products, and improved mortgages spreads, partially offset by competitive pricing pressures in personal loans and commercial deposits.
          In the personal banking segment, revenue decreased $14 million or 2.3%, but rose $12 million or 1.9% adjusted for the prior year insurance gain, with growth in most products. Overall, we are encouraged that our net promoter score is trending higher, our customer base is steadily increasing and we are growing our relationships with existing customers.
          Personal loan growth from the second quarter of 2007 was a strong 18% with increased market share of 81 basis points from the prior year and 7 basis points from the first quarter. Our HomeOwner Readiline product has been an important part of our accelerating personal loan growth. We continued to see growth in our mortgage portfolio as new originations outpaced the impact of exiting from the third-party and broker mortgage channels. As expected, mortgage market share has decreased 148 basis points from a year ago and 29 basis points from the first quarter as third-party and broker mortgages continue to run off.
          Personal deposits were relatively unchanged from the first quarter despite the rising number of active chequing customers, the percentage of households retained and number of products per household showing positive trends. Market share declined 4 basis points relative to the first quarter and 15 basis points year-over-year in a highly competitive environment.
          Within the commercial banking segment, revenue increased $3 million or 0.8% but increased $17 million or 5.2% adjusted for the prior year $14 million investment security gain as loans grew a strong 11% from the second quarter of 2007. BMO ranks second in Canadian business banking market share at 19.60%. Our objective is to be the market leader and this quarter we increased market share by 80 basis points from the prior year and 23 basis points from the first quarter. In the $1 to $5 million segment, there was loan growth of 10.3% and market share growth of 97 basis points relative to the second quarter of 2007 and 22 basis points relative to the first quarter.
          Cards and payments service revenue increased $22 million or 9.2% with growth in transactions and accelerating balance growth. This card growth is supported by an increase in active accounts. We introduced a new offer in the quarter, the Shell Mosaik MasterCard program that provides cardholders with their choice of reward programs – cashback or Air Miles – and has the best rewards package offered in the market. We are improving our offer to Gold cardholders by providing an exclusive 20% discount on all Air Miles flight redemptions through a variety of carriers. Subsequent to the end of the quarter, we entered into an agreement to transfer the liability associated with our credit card loyalty rewards program to Loyalty Management Group Canada Inc. (LMGCI), our partner in the AIR MILES Reward Miles program. There will be no gain or loss on the transfer. In addition, we have renegotiated and extended the term of our agreement with LMGCI for the issuance of AIR MILES reward miles. Under the terms of the agreement, we will no longer retain a liability for future AIR MILES reward miles redemptions and as a result will no longer have exposure to changing redemption patterns. We expect negligible change in run-rate costs as a result of the agreement.
          Non-interest expense increased $9 million or 1.5% primarily due to increased initiatives spending, partially offset by capital tax recoveries. We continue to invest in the business through the expansion and renovation of our branch network, as well as increasing our mortgage specialist and financial planner workforce. Going forward, we expect to continue to maintain our investments in key strategic initiatives and, mindful of expected interest rate pressures, continue to manage our tactical spending by deferring non-essential initiatives as required.
          Average loans and acceptances, including securitized loans, increased $8.2 billion or 6.7% from the second quarter of 2007. Personal and commercial deposits grew $1.2 billion or 2.6% from a year ago.
Q2 2008 vs Q1 2008
Net income increased $29 million or 9.9%.
          Revenue increased $8 million or 0.6% from the first quarter. There were higher revenues from securitization and cards and an increase in net interest margin. Growth was lowered by the impact of two fewer calendar days and lower insurance revenue. Net interest margin improved by 2 basis points due to lower funding costs and improved mortgage spread. These were partially offset by a negative mix effect, as deposit growth slowed, and competitive pricing pressure on commercial deposits.
          Non-interest expense decreased $38 million or 5.3% due to lower capital taxes, fewer days and lower employee-related costs.
          Average loans and acceptances, including securitized loans, increased $1.8 billion or 1.4% from the first quarter. Personal and commercial deposits decreased $1.5 billion or 3.0% from the first quarter.
Q2 YTD 2008 vs Q2 YTD 2007
Net income increased $9 million or 1.4%, or by $41 million and 6.8% adjusted for the insurance and investment gains. Revenue increased $56 million or 2.3%, and $96 million or 4.0% adjusted for last year’s gains. There was volume growth across most products. Net interest margin was unchanged from last year.
          Non-interest expense increased $62 million or 4.8% primarily due to initiatives spending.

BMO Financial Group Second Quarter Report 2008 • 23

Personal and Commercial Banking U.S. (P&C U.S.)

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q2-2008	vs. Q2-2007		vs. Q1-2008		YTD-2008	vs. YTD-2007

Net interest income (teb)	172	(19)	(10%)	5	3%	339	(38)	(10%)
Non-interest revenue	84	38	88%	36	77%	132	44	52%

Total revenue (teb)	256	19	9%	41	19%	471	6	2%
Provision for credit losses	10	1	6%	1	11%	19	1	4%
Non-interest expense	199	16	9%	33	21%	365	8	2%

Income before income taxes and non-controlling interest in subsidiaries	47	2	7%	7	16%	87	(3)	(1%)
Income taxes (teb)	17	1	11%	3	25%	31	(1)	(1%)
Non-controlling interest in subsidiaries	–	–	–	–	–	–	–	–

Net income	30	1	5%	4	11%	56	(2)	(3%)

Amortization of intangible assets (after tax)	4	(1)	(20%)	(3)	(43%)	11	–	–

Cash net income	34	–	–	1	10%	67	(2)	(3%)

Operating leverage	(0.5%)		nm		nm	(0.6%)		nm
Cash operating leverage	(1.4%)		nm		nm	(0.9%)		nm
Productivity ratio (teb)	77.7%		0.3%		0.7%	77.4%		0.5%
Cash productivity ratio (teb)	74.7%		1.0%		1.3%	74.1%		0.7%
Net interest margin on earning assets (teb)	2.93%		(0.45%)		(0.04%)	2.95%		(0.44%)
Average earning assets	23,620	638	3%	1,194	5%	23,016	697	3%

U.S. Select Financial Data (US$ in millions)

Net interest income (teb)	171	4	2%	4	2%	338	11	4%
Non-interest revenue	84	45	+100%	36	76%	132	57	75%

Total revenue (teb)	255	49	24%	40	19%	470	68	17%
Non-interest expense	198	39	24%	32	20%	364	55	18%
Net income	30	5	20%	4	11%	56	6	12%
Average assets	25,316	3,617	17%	1,070	4%	24,775	3,821	18%

nm – not meaningful
Q2 2008 vs Q2 2007
Net income increased $1 million or 4.8%. On a U.S. dollar basis, net income rose $5 million or 20%. There was solid volume growth and increased fee revenue but lower net interest margin.
          Results included $13 million after tax due to a US$38 million gain on sale of a portion of our investment in Visa Inc. upon its successful initial public offering, partly offset by a related US$17 million litigation reserve. Net income growth was reduced by the impacts on both revenue and expense of the more difficult credit environment and continued targeted business investment and expansion.
          Results also reflect one month of revenue and expense of Merchants and Manufacturers Bancorporation Inc. and Ozaukee Bank following the successful closing of these acquisitions in the quarter. These Wisconsin-based subsidiaries added US$6 million of revenue and expense in the quarter.
          Revenue rose US$49 million or 24% primarily due to the Visa transaction and Wisconsin acquisitions. Increased fee income and other non-interest revenue have driven core revenue growth. The benefits of volume growth were partly offset by reduced loan spreads. Net interest margin declined by 45 basis points, of which half relates to a portfolio transfer in the first quarter, 9 basis points relates primarily to higher non-accrual loans and the balance to the highly competitive environment.
          Non-interest expense increased US$39 million or 24%. Excluding the litigation reserve and impact of acquisitions, expenses increased primarily due to costs of expanding our business banking capabilities and our mortgage origination sales force, costs of new branches opened in 2007 and a number of small items that negatively impacted expenses in the current quarter. Cash operating leverage was -1.4%.
Q2 2008 vs Q1 2008
Net income rose $4 million or 11% on both a Canadian and U.S. dollar basis.
          Revenue increased US$40 million or 19%. The increase was attributable to the Visa transaction and acquisitions, partially offset by the impact of a more difficult credit environment. Net interest margin fell by 4 basis points from the first quarter but was essentially flat adjusted for the impact of impaired loans.
          Non-interest expense rose US$32 million or 20% due to the Visa litigation charge, acquisitions, continued targeted investment in the business and seasonal and other costs.
          Our Retail Net Promoter Score, a measure of the strength of customer loyalty, improved from the prior quarter to 42%.
Q2 YTD 2008 vs Q2 YTD 2007
Net income decreased $2 million or 2.5%. On a U.S. dollar basis, net income rose $6 million or 12%.
          Revenue increased US$68 million or 17%. The increase was attributable to the Visa transaction and acquisitions, volume growth and increases in fee and other non-interest revenue. Net interest margin fell by 44 basis points due to the portfolio transfer, higher levels of non-performing loans and the highly competitive environment.
          Non-interest expense rose US$55 million or 18% due to the litigation charge, acquisitions, and continued targeted business investment and expansion.

24 • BMO Financial Group Second Quarter Report 2008

Private Client Group (PCG)

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q2-2008	vs. Q2-2007		vs. Q1-2008		YTD-2008	vs. YTD-2007

Net interest income (teb)	165	12	7%	10	6%	320	16	5%
Non-interest revenue	345	(20)	(6%)	(19)	(5%)	709	(11)	(2%)

Total revenue (teb)	510	(8)	(2%)	(9)	(2%)	1,029	5	–
Provision for credit losses	1	1	24%	–	–	2	1	21%
Non-interest expense	348	(16)	(5%)	(20)	(6%)	716	(12)	(2%)

Income before income taxes	161	7	5%	11	8%	311	16	5%
Income taxes (teb)	52	(3)	(5%)	–	–	104	(1)	(1%)

Net income	109	10	10%	11	11%	207	17	9%

Amortization of intangible assets (after tax)	1	–	–	–	–	2	–	–

Cash net income	110	10	10%	11	11%	209	17	9%

Return on equity	41.5%		6.5%		4.3%	39.4%		6.1%
Cash return on equity	41.9%		6.5%		4.3%	39.7%		6.1%
Operating leverage	2.8%		nm		nm	2.1%		nm
Cash operating leverage	2.8%		nm		nm	2.1%		nm
Productivity ratio (teb)	68.1%		(2.1%)		(2.9%)	69.6%		(1.5%)
Cash productivity ratio (teb)	67.9%		(2.0%)		(2.9%)	69.4%		(1.4%)
Net interest margin on earning assets (teb)	9.20%		(1.05%)		0.53%	8.93%		(1.07%)
Average earning assets	7,258	1,107	18%	132	2%	7,191	1,052	17%

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	59	(1)	(3%)	(3)	(6%)	121	2	2%
Non-interest expense	53	(5)	(8%)	(6)	(11%)	112	(6)	(5%)
Net income	4	2	77%	2	58%	6	5	+100%
Cash net income	4	2	56%	1	50%	7	5	+100%
Average assets	2,300	229	11%	40	2%	2,280	221	11%

nm – not meaningful
Q2 2008 vs Q2 2007
Record net income of $109 million improved $10 million or 10% as expenses were actively managed in a difficult market environment.
          Revenue was $8 million or 1.9% lower, as the prior year included a $7 million gain on sale of Montreal Stock Exchange common shares. Revenue improved by $8 million or 1.2% adjusted for the gain and the impact of the weaker U.S. dollar. Net interest income improved primarily due to higher deposit balances in the brokerage businesses and term investment products. Higher deposit and loan balances in North American Private Banking also contributed to the growth. Non-interest revenue declined due to lower commission revenue in the brokerage businesses and the gain recorded in the prior year, partially offset by higher trust & investment revenue in North American Private Banking.
          Non-interest expense decreased $16 million or 4.7% and $10 million or 2.8% excluding the impact of the weaker U.S. dollar, primarily due to lower revenue-based costs and active expense management.
          As mentioned in the prior quarter, effective December 1, 2007, BMO Mutual Funds began absorbing expenses of its funds in return for a fixed administration fee. This had the impact of increasing both non-interest revenue and expenses in the quarter. Cash operating leverage was 2.8%.
          The Group’s $286 billion of assets under management and administration and term deposits were affected by softer market conditions. Assets grew by $7.6 billion or 2.7% year-over-year, excluding the impact of foreign exchange and the transfer of our U.S. Institutional Trust and Custody business to P&C U.S. in the third quarter of 2007.
Q2 2008 vs Q1 2008
Net income increased $11 million or 11%.
          Revenue was $9 million or 1.9% lower, primarily due to lower revenue in the brokerage businesses, partially offset by higher spread and balances in term investment products.
          Non-interest expense decreased $20 million or 5.9%, primarily as a result of lower revenue-based costs. The prior quarter included a charge for the annual stock-based compensation costs for employees eligible to retire.
Q2 YTD 2008 vs Q2 YTD 2007
Net income increased $17 million or 9.1%.
          Revenue increased in a softer market environment by $5 million or 0.4% and $33 million or 3.0% excluding the impact of the weaker U.S. dollar and the prior year gain on sale of Montreal Stock Exchange common shares. Net interest income improved primarily due to higher deposit balances, partially offset by lower spread in the brokerage businesses. Increased revenue on higher deposit and loan balances in North American Private Banking also contributed to the growth. Non-interest revenue, adjusted for the gain and the weaker U.S. dollar, improved primarily due to higher

BMO Financial Group Second Quarter Report 2008 • 25

trust & investment revenue in North American Private Banking and higher mutual fund revenue, partially offset by lower commission revenue in the brokerage businesses.
          Non-interest expense decreased $12 million or 1.7% and increased $4 million or 0.5% excluding the impact of the weaker U.S. dollar. The Group continues to focus on expense management in the current market environment, balanced with investment in the sales force and related support staff to drive future revenue growth.
          The new fixed administration fee increased both non-interest revenue and expenses in the current year.
          Cash operating leverage was 2.1%.

BMO Capital Markets (BMO CM)

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q2-2008	vs. Q2-2007		vs. Q1-2008		YTD-2008	vs. YTD-2007

Net interest income (teb)	234	(22)	(8%)	(69)	(22%)	537	49	10%
Non-interest revenue	451	56	14%	488	+100%	414	44	12%

Total revenue (teb)	685	34	5%	419	+100%	951	93	11%
Provision for credit losses	29	10	46%	–	–	58	19	46%
Non-interest expense	441	44	11%	58	15%	824	97	13%

Income (loss) before income taxes	215	(20)	(8%)	361	+100%	69	(23)	(23%)
Income taxes (recovery) (teb)	33	(5)	(10%)	145	+100%	(79)	6	9%

Net income	182	(15)	(8%)	216	+100%	148	(29)	(17%)

Amortization of intangible assets (after tax)	–	(1)	(23%)	–	–	–	(1)	(1%)

Cash net income	182	(16)	(8%)	216	+100%	148	(30)	(17%)

Trading Products revenue	360	175	95%	395	+100%	325	316	+100%
Investment and Corporate Banking and Other revenue	325	(141)	(30%)	24	8%	626	(223)	(26%)
Return on equity	13.2%		(2.6%)		16.6%	4.8%		(1.8%)
Cash return on equity	13.2%		(2.6%)		16.6%	4.8%		(1.8%)
Operating leverage	(5.8%)		nm		nm	(2.4%)		nm
Cash operating leverage	(5.9%)		nm		nm	(2.4%)		nm
Productivity ratio (teb)	64.3%		3.4%		(79.9%)	86.6%		1.9%
Cash productivity ratio (teb)	64.3%		3.4%		(79.8%)	86.5%		1.8%
Net interest margin on earning assets (teb)	0.55%		(0.12%)		(0.10%)	0.60%		(0.04%)
Average earning assets	174,743	17,999	11%	(11,576)	(6%)	180,594	27,657	18%

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	247	94	61%	(47)	(16%)	541	558	+100%
Non-interest expense	151	4	2%	(57)	(27%)	359	76	27%
Net income	64	62	+100%	8	14%	120	281	+100%
Average assets	97,238	24,549	34%	3,760	4%	95,338	25,842	37%

nm –	not meaningful
Q2 2008 vs Q2 2007
Net income decreased $15 million or 7.5%. Results for the quarter reflect current market conditions with a beneficial impact from valuation adjustments of $42 million ($28 million after tax). This gain related to: a net recovery of $26 million ($18 million after tax) in respect of the partial reversal of Apex/Sitka Trust mark-to-market losses less charges on the capital notes in the Links and Parkland SIVs and commercial paper of third-party Canadian conduits affected by the Montreal Accord; a $35 million ($24 million after tax) recovery in respect of trading portfolios affected by credit spreads; and net charges of $19 million ($14 million after tax) related to four smaller items. See the Effects of the Capital Markets Environment section for more details. Net income a year ago was lowered by $90 million in respect of $171 million of losses in our commodities business net of $33 million of reduced performance-based compensation.
          Revenue rose $34 million or 5.3% to $685 million due to higher trading revenue as the prior year’s results included large commodities losses. The Group is reviewing the businesses in Capital Markets, with the goal of reducing volatility of results and producing high, stable return on equity.
          Trading Products revenue increased $175 million or 95% due to the commodities losses in 2007. There was higher revenue from interest-rate-sensitive businesses, partially offset by lower securities commission revenue, fee-based revenue and net investment securities gains.
          Investment and Corporate Banking and Other revenue decreased by $141 million or 30%. There were reduced equity underwriting and merger and acquisition fees in the difficult market environment. The capital markets environment was much more favourable a year ago. There were also lower lending fees and lower corporate banking net interest income.
          Net interest income fell from a year ago as the prior quarter included significant collections on impaired loans. Corporate loans increased as customers accessed their approved credit facilities amid more difficult credit markets. Net interest margin deteriorated 12 basis points from the prior year due to lower corporate banking and trading spreads in the current quarter and the large collections on impaired loans in the prior year.

26 • BMO Financial Group Second Quarter Report 2008

          Non-interest expense increased $44 million or 11%, due to lower performance-based compensation recorded in the prior year, as well as higher salaries, benefits expense and allocated costs in the current year. The prior year’s expense included a reduction in compensation of $33 million related to the commodities losses. The Group’s cash operating leverage was
-5.9%.
Q2 2008 vs Q1 2008
Net income increased $216 million. Results in the first quarter were affected by charges of $488 million ($324 million after tax) related to deterioration in capital markets. Results in the current quarter included a $42 million ($28 million after tax) net recovery, including mark-to-market reversals of some of the first quarter charges.
          Revenue rose $419 million due to the losses incurred in the capital markets environment in the first quarter. Our equity and debt underwriting fees improved over the prior quarter, despite continued challenging market conditions. However, there were lower net investment gains and reduced cash management revenues.
          Non-interest expense was $58 million or 15% higher, due to increased performance-based compensation as a result of higher revenues.
Q2 YTD 2008 vs Q2 YTD 2007
Net income decreased $29 million or 17%. Results in 2008 were affected by charges of $446 million ($296 million after tax) related to deterioration in capital markets. Results in 2007 were affected by charges of $680 million ($327 million net of compensation adjustments and taxes) related to commodities losses.
          Revenue rose $93 million or 11% due to last year’s commodities losses and favourable performance in our interest-rate-sensitive businesses, as well as higher corporate banking asset levels and utilization rates. Partially offsetting these increases in revenue were lower net investment gains, decreased collections on impaired loans and reduced equity underwriting fees from record levels in the prior year.
          Non-interest expense was $97 million or 13% higher, due to higher employee-based costs, including performance-based compensation.

Corporate Services, Including Technology and Operations

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q2-2008	vs. Q2-2007		vs. Q1-2008		YTD-2008	vs. YTD-2007

Net interest income (teb)	(183)	(52)	(38%)	21	10%	(387)	(123)	(46%)
Non-interest revenue	133	88	+100%	114	+100%	152	15	10%

Total revenue (teb)	(50)	36	42%	135	73%	(235)	(108)	(85%)
Provision for (recovery of) credit losses	29	79	+100%	(79)	(73%)	137	245	+100%
Non-interest expense	35	13	57%	33	+100%	37	(13)	(26%)
Restructuring charge	–	–	–	–	–	–	(135)	(+100%)

Total non-interest expense	35	13	57%	33	+100%	37	(148)	(80%)
Income (loss) before income taxes and non-controlling interest in subsidiaries	(114)	(56)	(+100%)	181	61%	(409)	(205)	(+100%)
Income taxes (recovery) (teb)	(123)	(27)	(29%)	53	31%	(299)	(87)	(42%)
Non-controlling interest in subsidiaries	19	–	–	1	6%	37	(1)	(4%)

Net income (loss)	(10)	(29)	(+100%)	127	93%	(147)	(117)	(+100%)

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	(31)	10	21%	37	55%	(99)	(36)	(58%)
Provision for credit losses	43	59	+100%	(76)	(64%)	162	198	+100%
Non-interest expense	(6)	(10)	(+100%)	13	60%	(25)	(25)	(+100%)
Restructuring charge	–	–	–	–	–	–	(18)	(100%)

Total non-interest expense	(6)	(10)	(+100%)	13	60%	(25)	(43)	(+100%)
Income taxes (recovery) (teb)	(32)	(18)	(+100%)	40	55%	(104)	(80)	(+100%)

Net income (loss)	(40)	(21)	(96%)	61	62%	(141)	(111)	(+100%)

Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support to BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.
          Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP.
Technology and Operations
Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.

BMO Financial Group Second Quarter Report 2008 • 27

Financial Performance Review
Technology and Operations operating results are included with Corporate Services for reporting purposes. Costs of T&O’s services are transferred to the client groups (P&C, PCG and BMO Capital Markets) and only relatively minor amounts are retained within T&O. As such, results in this section largely reflect the other corporate units outlined above.
          There was a net loss of $10 million in the quarter compared with $19 million of income in the prior year, primarily due to charges related to BMO’s application of the expected loss provisioning methodology.
          Net income increased $127 million from the first quarter due to lower provisions for credit losses, higher securitization-related revenues and higher earnings from certain subsidiaries in the current quarter, as well as a large number of small items negatively affecting Corporate Services revenues in the prior quarter. Results in the first quarter included a $60 million ($38 million after tax) increase in the general allowance.
          Net income for the year to date fell $117 million from a year ago, driven in large part by higher provisions for credit losses, due to our expected loss provisioning methodology, and lower revenues.
Significant Items
Q2 2008
No amounts have been designated as significant items in the current quarter as the effects of charges related to the credit environment were not large on a net basis. Charges and reductions of prior charges are discussed in the preceding Effects of the Capital Markets Environment on Second Quarter Results section.
          The impact of significant items in prior periods is discussed below and further set out in the GAAP and Related Non-GAAP Measures table.
Q2 2007
In the second quarter of 2007, BMO recorded $171 million ($90 million after tax and $0.18 per share) of charges. We recorded commodities trading losses in trading non-interest income of $171 million which, net of a $33 million reduction in performance-based compensation and income taxes, lowered net income in BMO Capital Markets in the second quarter of 2007 by $90 million.
Q1 2008
In the first quarter of 2008, BMO recorded $548 million ($362 million after tax and $0.72 per share) of charges for certain trading activities and valuation adjustments and an increase in the general allowance for credit losses. They included $488 million ($324 million after tax) in BMO Capital Markets in respect of: losses on exiting positions related to monoline insurer ACA Financial Guarantee Corporation ($158 million); trading and structured-credit related positions, preferred shares, third party Canadian conduits and other mark-to-market losses ($177 million); investments in Apex, a structured finance vehicle that BMO sponsored ($130 million); and capital notes in the Links and Parkland SIVs ($23 million). BMO has no further exposure to ACA. Reduced performance-based compensation associated with the charges has not been included in the determination of the impact of significant items.
          The $177 million charge above was primarily due to the impact of widening credit spreads on a number of our trading portfolios. The charge was comprised of a number of items, the largest of which was $78 million for counterparty credit risk on our derivatives, with approximately half related to monoline insurers (other than ACA) and similar credit derivative default product companies. The $488 million charge included reductions in trading non-interest revenue ($420 million), investment securities gains ($23 million) and other income ($45 million).
          Corporate Services results included a $60 million ($38 million after tax) increase in the general allowance for credit losses to reflect portfolio growth and risk migration.
YTD 2008
Significant items for 2008 include only those items discussed above for Q1 2008.
YTD 2007
Net income for the year-to-date 2007 was reduced by $415 million of significant items. They included $327 million after tax in respect of commodities losses of $680 million net of $120 million of reduced performance-based compensation. They also included the $88 million after-tax impact of a $135 million restructuring charge.

28 • BMO Financial Group Second Quarter Report 2008

Consolidated Financial Statements
Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the six months ended

	April 30,	January 31,	October 31,	July 31,	April 30,	April 30,	April 30,
	2008	2008	2007	2007	2007	2008	2007

Interest, Dividend and Fee Income
Loans	$2,609	$2,984	$2,971	$2,935	$2,839	$5,593	$5,651
Securities	805	948	910	786	731	1,753	1,457
Deposits with banks	230	315	387	291	230	545	450

	3,644	4,247	4,268	4,012	3,800	7,891	7,558

Interest Expense
Deposits	1,842	2,297	2,328	1,968	1,833	4,139	3,609
Subordinated debt	51	49	51	46	40	100	83
Preferred shares and capital trust securities	23	23	24	24	26	46	51
Other liabilities	554	664	669	727	697	1,218	1,415

	2,470	3,033	3,072	2,765	2,596	5,503	5,158

Net Interest Income	1,174	1,214	1,196	1,247	1,204	2,388	2,400
Provision for credit losses (Note 2)	151	230	151	91	59	381	111

Net Interest Income After Provision for Credit Losses	1,023	984	1,045	1,156	1,145	2,007	2,289

Non-Interest Revenue
Securities commissions and fees	270	271	265	299	303	541	581
Deposit and payment service charges	181	182	183	180	182	363	365
Trading revenues (losses)	192	(301)	(165)	40	(10)	(109)	(362)
Lending fees	101	92	105	102	100	193	199
Card fees	78	67	(105)	79	70	145	133
Investment management and custodial fees	85	81	83	81	81	166	158
Mutual fund revenues	144	154	148	151	140	298	277
Securitization revenues	133	80	61	65	83	213	170
Underwriting and advisory fees	98	92	103	160	159	190	265
Securities gains (losses), other than trading	14	(2)	148	6	48	12	92
Foreign exchange, other than trading	30	29	48	30	33	59	54
Insurance income	52	62	52	55	77	114	123
Other	68	5	78	60	58	73	139

	1,446	812	1,004	1,308	1,324	2,258	2,194

Net Interest Income and Non-Interest Revenue	2,469	1,796	2,049	2,464	2,469	4,265	4,483

Non-Interest Expense
Employee compensation (Note 8)	980	945	901	1,024	969	1,925	1,900
Premises and equipment	335	326	350	325	320	661	628
Amortization of intangible assets	10	10	11	11	13	20	24
Travel and business development	74	72	92	72	64	146	123
Communications	53	42	36	38	42	95	75
Business and capital taxes	(1)	12	6	–	17	11	41
Professional fees	90	79	108	62	67	169	131
Other	139	128	127	127	122	267	230

	1,680	1,614	1,631	1,659	1,614	3,294	3,152

Restructuring Charge (Note 9)	–	–	24	–	–	–	135

Income Before Provision for (Recovery of) Income Taxes and Non-Controlling Interest in Subsidiaries	789	182	394	805	855	971	1,196
Income taxes	128	(91)	(77)	127	165	37	139

	661	273	471	678	690	934	1,057
Non-controlling interest in subsidiaries	19	18	19	18	19	37	38

Net Income	$642	$255	$452	$660	$671	$897	$1,019

Preferred share dividends	$14	$15	$12	$9	$13	$29	$22
Net income available to common shareholders	$628	$240	$440	$651	$658	$868	$997
Average common shares (in thousands)	502,054	499,067	498,379	499,793	500,510	500,544	500,828
Average diluted common shares (in thousands)	506,638	505,572	506,173	507,913	509,943	506,099	510,131

Earnings Per Share (Canadian $)
Basic	$1.25	$0.48	$0.89	$1.30	$1.31	$1.73	$1.99
Diluted	1.25	0.47	0.87	1.28	1.29	1.72	1.96
Dividends Declared Per Common Share	0.70	0.70	0.70	0.68	0.68	1.40	1.33

The accompanying notes are an integral part of these consolidated financial statements.

BMO Financial Group Second Quarter Report 2008 • 29

Consolidated Financial Statements
Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	April 30,	January 31,	October 31,	July 31,	April 30,
	2008	2008	2007	2007	2007

Assets
Cash Resources	$22,237	$26,122	$22,890	$25,041	$19,502

Securities
Trading	64,443	63,377	70,773	67,716	63,600
Available-for-sale	22,453	24,341	26,010	17,046	17,529
Other	1,774	1,747	1,494	1,456	1,460
Loan substitutes	–	–	–	11	11

	88,670	89,465	98,277	86,229	82,600

Loans
Residential mortgages	52,583	53,224	52,429	62,297	62,908
Consumer instalment and other personal	37,954	34,517	33,189	33,009	31,913
Credit cards	4,338	4,685	4,493	4,347	3,899
Businesses and governments	67,942	66,205	62,650	63,795	60,956
Securities borrowed or purchased under resale agreements	33,596	42,937	37,093	34,216	35,063

	196,413	201,568	189,854	197,664	194,739
Customers’ liability under acceptances	10,345	11,590	12,389	8,993	9,530
Allowance for credit losses (Note 2)	(1,336)	(1,227)	(1,055)	(1,045)	(1,059)

	205,422	211,931	201,188	205,612	203,210

Other Assets
Derivative instruments	44,557	36,857	32,585	30,030	38,711
Premises and equipment	2,024	1,977	1,980	2,015	2,047
Goodwill	1,398	1,189	1,140	1,232	1,252
Intangible assets	208	152	124	149	174
Other	10,642	9,132	8,340	8,846	9,031

	58,829	49,307	44,169	42,272	51,215

Total Assets	$375,158	$376,825	$366,524	$359,154	$356,527

Liabilities and Shareholders’ Equity
Deposits
Banks	$30,938	$34,991	$34,100	$30,561	$28,256
Businesses and governments	122,707	125,312	121,748	120,757	114,504
Individuals	84,935	82,608	76,202	77,709	78,855

	238,580	242,911	232,050	229,027	221,615

Other Liabilities
Derivative instruments	40,347	32,776	33,584	30,543	40,192
Acceptances	10,345	11,590	12,389	8,993	9,530
Securities sold but not yet purchased	20,053	28,393	25,039	28,551	24,692
Securities lent or sold under repurchase agreements	29,894	28,331	31,263	30,992	31,027
Other	13,940	12,478	12,055	10,682	10,055

	114,579	113,568	114,330	109,761	115,496

Subordinated Debt (Note 10)	4,199	3,446	3,446	3,446	2,395

Preferred Share Liability (Note 11)	250	250	250	450	450

Capital Trust Securities	1,150	1,150	1,150	1,150	1,150

Shareholders’ Equity
Share capital (Note 11)	6,114	5,648	5,607	5,318	5,272
Contributed surplus	67	65	58	56	55
Retained earnings	11,327	11,056	11,166	11,158	11,017
Accumulated other comprehensive loss	(1,108)	(1,269)	(1,533)	(1,212)	(923)

	16,400	15,500	15,298	15,320	15,421

Total Liabilities and Shareholders’ Equity	$375,158	$376,825	$366,524	$359,154	$356,527

The accompanying notes are an integral part of these consolidated financial statements.

30 • BMO Financial Group Second Quarter Report 2008

Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2008	2007	2008	2007

Net income	$642	$671	$897	$1,019
Other Comprehensive Income
Net change in unrealized gains on available-for-sale securities	77	2	75	4
Net change in unrealized gains (losses) on cash flow hedges	80	1	144	(44)
Net gain (loss) on translation of net foreign operations	4	(228)	206	(46)

Total Comprehensive Income	$803	$446	$1,322	$933

Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2008	2007	2008	2007

Preferred Shares
Balance at beginning of period	$1,196	$946	$1,196	$596
Issued during the period (Note 11)	250	–	250	350

Balance at End of Period	1,446	946	1,446	946

Common Shares
Balance at beginning of period	4,452	4,279	4,411	4,231
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	27	27	55	55
Issued under the Stock Option Plan	9	39	22	68
Issued on the exchange of shares of a subsidiary corporation	–	–	–	1
Issued on the acquisition of a business (Note 7)	180	–	180	–
Repurchased for cancellation (Note 11)	–	(19)	–	(29)

Balance at End of Period	4,668	4,326	4,668	4,326

Contributed Surplus
Balance at beginning of period	65	55	58	49
Stock option expense	2	–	9	6

Balance at End of Period	67	55	67	55

Retained Earnings
Balance at beginning of period	11,056	10,836	11,166	10,974
Cumulative impact of adopting new accounting requirements for financial instruments (net of income taxes of $39)	–	–	–	(71)
Net income	642	671	897	1,019
Dividends – Preferred shares	(14)	(13)	(29)	(22)
– Common shares	(352)	(340)	(702)	(665)
Common shares repurchased for cancellation (Note 11)	–	(137)	–	(209)
Share issue expense	(5)	–	(5)	(9)

Balance at End of Period	11,327	11,017	11,327	11,017

Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	33	5	35	–
Impact of remeasuring available-for-sale securities to market value on November 1, 2006 (net of income taxes of $1)	–	–	–	3
Unrealized gains on available-for-sale securities arising during the period (net of income taxes of $29, less than $1, $17 and $4)	60	1	35	8
Reclassification to earnings of losses (gains) in the period (net of income taxes of $9, less than $1, $19 and $2)	17	1	40	(4)

Balance at End of Period	110	7	110	7

Accumulated Other Comprehensive Loss on Cash Flow Hedges
Balance at beginning of period	(102)	(96)	(166)	–
Impact of adopting new cash flow hedge accounting rules on November 1, 2006 (net of income taxes of $28)	–	–	–	(51)
Gains (losses) on cash flow hedges arising during the period (net of income taxes of $37, $1, $52 and $24)	77	1	104	(47)
Reclassification to earnings of losses on cash flow hedges (net of income taxes of $2, less than $1, $19 and $2)	3	–	40	3

Balance at End of Period	(22)	(95)	(22)	(95)

Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of period	(1,200)	(607)	(1,402)	(789)
Unrealized gain (loss) on translation of net foreign operations	26	(619)	618	(126)
Impact of hedging unrealized gain (loss) on translation of net foreign operations (net of income taxes of $11, $207, $196 and $43)	(22)	391	(412)	80

Balance at End of Period	(1,196)	(835)	(1,196)	(835)

Total Accumulated Other Comprehensive Loss	(1,108)	(923)	(1,108)	(923)

Total Shareholders’ Equity	$16,400	$15,421	$16,400	$15,421

The accompanying notes are an integral part of these consolidated financial statements.

BMO Financial Group Second Quarter Report 2008 • 31

Consolidated Financial Statements
Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2008	2007	2008	2007

Cash Flows from Operating Activities
Net income	$642	$671	$897	$1,019
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of securities, other than trading	35	–	74	–
Net gain on securities, other than trading	(49)	(48)	(86)	(92)
Net (increase) decrease in trading securities	(846)	(6,602)	8,352	(11,897)
Provision for credit losses	151	59	381	111
Gain on sale of securitized loans (Note 3)	(116)	(54)	(175)	(114)
Change in derivative instruments – (Increase) in derivative asset	(7,425)	(2,944)	(10,867)	(8,818)
– Increase in derivative liability	7,448	3,190	5,567	9,364
Amortization of premises and equipment	97	99	193	191
Amortization of intangible assets	10	13	20	24
Net increase (decrease) in future income taxes	28	(18)	43	(79)
Net decrease in current income taxes	(66)	(83)	(527)	(584)
Change in accrued interest – (Increase) decrease in interest receivable	87	(81)	330	125
– Increase (decrease) in interest payable	(207)	95	(262)	33
Changes in other items and accruals, net	(2,674)	(1,316)	(4,507)	752

Net Cash Used in Operating Activities	(2,885)	(7,019)	(567)	(9,965)

Cash Flows from Financing Activities
Net increase (decrease) in deposits	(6,483)	10,024	(2,275)	17,104
Net increase (decrease) in securities sold but not yet purchased	(8,335)	5,413	(5,248)	9,335
Net increase (decrease) in securities lent or sold under repurchase agreements	1,099	(8,804)	(2,803)	(669)
Net increase in liabilities of subsidiaries	1,221	199	2,886	202
Repayment of subordinated debt (Note 10)	(150)	(333)	(150)	(333)
Proceeds from issuance of subordinated debt (Note 10)	900	–	900	–
Proceeds from issuance of preferred shares	250	–	250	350
Proceeds from issuance of common shares	36	66	77	123
Share issue expense	(5)	–	(5)	(9)
Common shares repurchased for cancellation (Note 11)	–	(156)	–	(238)
Dividends paid	(366)	(353)	(731)	(687)

Net Cash Provided by (Used in) Financing Activities	(11,833)	6,056	(7,099)	25,178

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	4,016	2,009	1,270	(144)
Purchases of securities, other than trading	(6,223)	(8,056)	(13,317)	(19,517)
Maturities of securities, other than trading	6,728	6,729	12,194	14,014
Proceeds from sales of securities, other than trading	1,826	1,214	5,798	2,312
Net (increase) in loans, customers’ liability under acceptances and loan substitute securities	(3,711)	(7,648)	(6,534)	(9,300)
Proceeds from securitization of loans (Note 3)	2,600	487	3,145	1,429
Net (increase) decrease in securities borrowed or purchased under resale agreements	9,749	5,840	4,840	(3,912)
Premises and equipment – net purchases	(104)	(126)	(164)	(155)
Acquisitions (Note 7)	(136)	(1)	(176)	(385)

Net Cash Provided by (Used in) Investing Activities	14,745	448	7,056	(15,658)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	24	(57)	108	40

Net Increase (Decrease) in Cash and Cash Equivalents	51	(572)	(502)	(405)
Cash and Cash Equivalents at Beginning of Period	3,097	2,625	3,650	2,458

Cash and Cash Equivalents at End of Period	$3,148	$2,053	$3,148	$2,053

The accompanying notes are an integral part of these consolidated financial statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

32 • BMO Financial Group Second Quarter Report 2008

Notes to Consolidated Financial Statements
For the six months ended April 30, 2008 (Unaudited)

Note 1: Basis of Presentation
These consolidated financial statements should be read in conjunction with the notes to our consolidated financial statements for the year ended October 31, 2007 as set out on pages 96 to 137 of our 2007 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2007.

Note 2: Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at April 30, 2008 and April 30, 2007 there was no allowance for credit losses related to other credit instruments included in other liabilities.
          A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)	For the three months ended
			Credit card, consumer instalment and		Business and		Customers’ liability
	Residential mortgages		other personal loans		government loans		under acceptances		Total
	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Specific Allowance at beginning of period	$15	$4	$1	$1	$234	$151	$–	$–	$250	$156
Provision for credit losses	(1)	1	69	55	83	3	–	–	151	59
Recoveries	–	–	27	17	8	4	–	–	35	21
Write-offs	(2)	–	(96)	(72)	(14)	(12)	–	–	(112)	(84)
Foreign exchange and other	–	–	–	–	1	6	–	–	1	6

Specific Allowance at end of period	12	5	1	1	312	152	–	–	325	158

General Allowance at beginning of period	8	19	357	355	572	509	40	39	977	922
Provision for credit losses	(1)	–	(41)	(19)	30	20	12	(1)	–	–
Foreign exchange and other	–	–	–	–	34	(21)	–	–	34	(21)

General Allowance at end of period	7	19	316	336	636	508	52	38	1,011	901

Total Allowance	$19	$24	$317	$337	$948	$660	$52	$38	$1,336	$1,059

(Canadian $ in millions)	For the six months ended
			Credit card, consumer instalment and		Business and		Customers’ liability
	Residential mortgages		other personal loans		government loans		under acceptances		Total
	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Specific Allowance at beginning of period	$14	$5	$1	$1	$142	$147	$–	$–	$157	$153
Provision for credit losses	–	1	137	104	184	6	–	–	321	111
Recoveries	–	–	46	35	11	8	–	–	57	43
Write-offs	(2)	(1)	(183)	(139)	(29)	(18)	–	–	(214)	(158)
Foreign exchange and other	–	–	–	–	4	9	–	–	4	9

Specific Allowance at end of period	12	5	1	1	312	152	–	–	325	158

General Allowance at beginning of period	11	23	327	340	517	506	43	36	898	905
Provision for credit losses	(4)	(4)	(11)	(4)	66	6	9	2	60	–
Foreign exchange and other	–	–	–	–	53	(4)	–	–	53	(4)

General Allowance at end of period	7	19	316	336	636	508	52	38	1,011	901

Total Allowance	$19	$24	$317	$337	$948	$660	$52	$38	$1,336	$1,059

BMO Financial Group Second Quarter Report 2008  • 33

Note 3: Securitization
During the quarter ended April 30, 2008, we securitized credit card loans totalling $550 million for total cash proceeds of $525 million. We retained responsibility for servicing these credit card loans. We recorded a gain of $10 million in non-interest revenue, securitization revenues, $13 million of deferred purchase price in available-for-sale securities and $2 million of servicing liability in other liabilities related to the securitization of those loans. The key weighted-average assumptions used to value the deferred purchase price for these securitizations were an average life of 0.4 years, a prepayment rate of 41.1%, an interest rate of 21.29% and a discount rate of 10.39%. We did not securitize any credit card loans in the quarter and six months ended April 30, 2007.
          During the quarter ended April 30, 2008, we securitized residential mortgages totalling $2,112 million for total cash proceeds of $2,075 million ($2,675 million and $2,620 million respectively, for the six months ended April 30, 2008). There are no expected credit losses as the mortgages are guaranteed by third parties. We retained responsibility for servicing these mortgages. We recorded a gain of $46 million in non-interest revenue, securitization revenues, $110 million of deferred purchase price in available-for-sale securities and $15 million of servicing liability in other liabilities related to the securitization of those loans ($51 million, $134 million and $19 million respectively, for the six months ended April 30, 2008). The key weighted-average assumptions used to value the deferred purchase price for these securitizations were an average term of 4.4 years, a prepayment rate of
14.0%, an interest rate of 5.64% and a discount rate of 4.15% (4.4 years and 13.2%, 5.55% and 4.28% respectively, for the six months ended April 30, 2008).
          During the quarter ended April 30, 2007, we securitized residential mortgages totalling $499 million for total cash proceeds of $487 million ($1,447 million and $1,429 million respectively, for the six months ended April 30, 2007). There were no expected credit losses as the mortgages are guaranteed by third parties. We retained responsibility for servicing these mortgages. We recorded a gain of $5 million in non-interest revenue, securitization revenues, $25 million of deferred purchase price in available-for-sale securities and $4 million of servicing liability in other liabilities related to the securitization of those loans ($10 million, $62 million and $12 million respectively, for the six months ended April 30, 2007). The key weighted-average assumptions used to value the deferred purchase price for these securitizations were an average term of 4.8 years, a prepayment rate of 10.0%, an interest rate of 5.21% and a discount rate of 4.19% (4.7 years and 9.3%, 5.29% and 4.19% respectively, for the six months ended April 30, 2007).
          In addition, gains on sales of loans sold to all revolving securitization vehicles were $60 million for the quarter ended April 30, 2008 ($114 million for the six months ended April 30, 2008). Gains on sales of loans sold to all revolving securitization vehicles were $49 million for the quarter ended April 30, 2007 ($104 million for the six months ended April 30, 2007).

Note 4: Financial Instruments
Fair Value Option
Management can elect to account for any financial instruments that would not otherwise be accounted for at fair value as trading instruments with changes in fair value recorded in income provided they meet certain criteria.
          The Bank has designated bonds purchased to support our Municipal Tender Option Bond Program as trading under the fair value option. These bonds would otherwise be accounted for as available-for-sale securities with unrealized gains and losses recorded in Other Comprehensive Income. In managing this program, we enter into derivatives to hedge against changes in the fair value of those bonds that arise due to changes in interest rates. Electing the fair value option for the bonds better aligns the accounting result with how the portfolio is managed. The fair value of the bonds as at April 30, 2008 was $28 million. The impact of recording the bonds as trading securities was a decrease in non-interest revenue, trading revenues of less than $1 million for the quarter ended April 30, 2008 and an increase in non-interest revenue, trading losses of less than $1 million for the six months ended April 30, 2008.
          The change in fair value of our structured notes designated as held for trading was an increase in non-interest revenue, trading revenues of $9 million for the quarter ended April 30, 2008 and an increase in non-interest revenue, trading losses of $3 million for the six months ended April 30, 2008. The portion of the change in fair value attributable to changes in our own credit risk was an unrealized gain of $13 million for the quarter and six months ended April 30, 2008.
Fair Value Measurement
We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities as at April 30, 2008 were as follows:

				Derivative Instruments
	Available-for-sale	Trading	Fair value
	securities	securities	liabilities	Asset	Liability

Valued using quoted market prices	57%	98%	–%	10%	12%
Valued using internal models (with observable inputs)	41	–	100	85	87
Valued using internal models (without observable inputs)	2	2	–	5	1

Total	100%	100%	100%	100%	100%

Sensitivity analysis for the most significant items valued using internal models without observable inputs was as follows:
Trading Securities
Within trading securities as at April 30, 2008 was $229 million of third party Asset-Backed Commercial Paper (“ABCP”) with a face value of $325 million. This ABCP is considered Level 3 as its value has been determined by management based on expected discounted cash flows and expectations of the probability of restructuring the vehicles in accordance with the Montreal Accord versus the liquidation value. The determination of the discount rate used in the discounted cash flow model has the most significant impact on the

34 • BMO Financial Group Second Quarter Report 2008

valuation of the ABCP. The impact of assuming the discount rate increased or decreased by 50 basis points would result in a change in fair value of $8 million and $(8) million, respectively. The impact on net income for the quarter ended April 30, 2008 related to changes in fair value of this investment was a charge of $36 million before tax.
          Our exposure to Apex/Sitka totals $580 million as at April 30, 2008, of which $436 million is ABCP (with a face value of $530 million) included in trading securities, and $144 million is guarantees. These amounts are considered Level 3 as their value has been determined by management based on expected discounted cash flows and expectations of the probability of restructuring the vehicles versus the liquidation value. The determination of the discount rate used in the discounted cash flow model has the most significant impact on the valuation of the ABCP. The impact of assuming the discount rate increased or decreased by 50 basis points would result in a change in fair value of $20 million and $(20) million, respectively. The impact on net income for the quarter ended April 30, 2008 related to changes in fair value of our exposure to Apex/Sitka was a recovery of $85 million before tax.
Derivative Instruments
Within derivative assets and derivative liabilities as at April 30, 2008 was $1,913 million and $3,582 million, respectively, related to the mark-to-market of credit default swaps and total return swaps on structured products. These derivatives are considered Level 3 as their values have been determined by management, based on estimates of current market spreads for similar structured products. The impact of assuming a 10 basis point increase or decrease in that spread would result in a change in fair value of $12 million or $(12) million, respectively. The impact on net income in the quarter ended April 30, 2008 related to the change in fair value of these derivatives was a charge of $48 million before tax.

Note 5: Variable Interest Entities
Canadian Customer Securitization Vehicles
Customer securitization vehicles assist our customers with the securitization of their assets to provide them with alternative sources of funding. Assets held by our unconsolidated Canadian customer securitization vehicles amounted to $14,799 million as at April 30, 2008 ($17,536 million as at October 31, 2007). Our exposure to losses relates to our investment in commercial paper issued by the vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide through commitments to extend credit. As at April 30, 2008, we have a net exposure of $3,013 million from commercial paper held ($5,564 million as at October 31, 2007) classified as trading securities, and undrawn backstop liquidity facilities of $15,512 million ($20,756 million as at October 31, 2007). As at April 30, 2008, $nil had been drawn against these Canadian facilities ($nil as at October 31, 2007). The fair value of derivatives outstanding with these Variable Interest Entities (“VIEs”) and recorded in our Consolidated Balance Sheet was a derivative asset of $44 million as at April 30, 2008 (derivative liability of $20 million as at October 31, 2007).
          Included in our Consolidated Balance Sheet as at April 30, 2008 were other assets totalling $283 million and $nil as a deposit liability ($311 million and $65 million, respectively, as at October 31, 2007) as a result of consolidating two Canadian customer securitization vehicles.
U.S. Customer Securitization Vehicle
Our exposure to losses in our U.S. customer securitization vehicle relates to liquidity support we provide through backstop liquidity facilities. Assets held by our unconsolidated U.S. customer securitization vehicle amounted to $7,538 million as at April 30, 2008 ($7,929 million as at October 31, 2007). As at April 30, 2008, exposure from undrawn backstop liquidity facilities amounted to $9,895 million ($10,719 million as at October 31, 2007). As at April 30, 2008, the Bank has provided funding of US$851 million in accordance with the terms of these liquidity facilities. We are not required to consolidate our U.S. customer securitization vehicle.
Bank Securitization Vehicles
We use bank securitization vehicles to securitize our Canadian mortgage loans and Canadian credit card loans either for capital management purposes or to obtain alternate sources of funding. Total assets held by these vehicles amounted to $7,050 million as at April 30, 2008 ($6,552 million as at October 31, 2007). We are not required to consolidate our bank securitization vehicles. We held $133 million of the commercial paper issued by these vehicles as at April 30, 2008 ($367 million as at October 31, 2007). We also provide liquidity support to certain of our bank securitization vehicles for the face value of the commercial paper outstanding. The total contract amount of the liquidity support was $5,100 million as at April 30, 2008 and October 31, 2007. No amounts were drawn as at April 30, 2008 and October 31, 2007. The fair value of derivatives outstanding with these vehicles and recorded in our Consolidated Balance Sheet was a derivative asset of $63 million as at April 30, 2008 (derivative liability of $52 million as at October 31, 2007).
Credit Investment Management Vehicles
Credit investment management vehicles provide investment opportunities in customized, diversified debt portfolios in a variety of asset and rating classes. We hold an interest in high grade Structured Investment Vehicles (“SIVs”) and act as asset manager. Assets held by these vehicles amounted to $10,634 million, including cash of $49 million, as at April 30, 2008 (assets of $22,754 million as at October 31, 2007). Our exposure to loss relates to our investments in these vehicles, derivative contracts we have entered into with the vehicles and senior funding we provide through a liquidity facility in order to backstop the repayment of senior notes. Our investment in the capital notes of the SIVs is recorded in available-for-sale securities in our Consolidated Balance Sheet and was $10 million as at April 30, 2008 ($53 million as at October 31, 2007), net of write-downs of $23 million for the quarter ended April 30, 2008 and $46 million for the six months ended April 30, 2008 ($13 million for the quarter ended October 31, 2007). Amounts drawn from the liquidity facility provided to the SIVs totalled $427 million as at April 30, 2008 ($nil as at October 31, 2007). Our exposure includes undrawn facilities of $9.6 billion as at April 30, 2008 ($221 million as at October 31, 2007). The fair value of our derivative contracts outstanding with these SIVs and recorded in our Consolidated Balance Sheet was a derivative asset of

BMO Financial Group Second Quarter Report 2008 • 35

$1 million as at April 30, 2008 (derivative liability of $11 million as at October 31, 2007). We are not required to consolidate these VIEs.
Structured Finance Vehicles
We facilitate development of investment products by third parties including mutual funds, unit investment trusts and other investment funds that are sold to retail investors. We enter into derivatives with these funds to provide the investors their desired exposure and hedge our exposure from these derivatives by investing in other funds. We consolidate those VIEs where our interests expose us to a majority of the expected losses or residual returns, or both. Total assets and our exposure to losses in these consolidated VIEs were $394 million as at April 30, 2008 ($440 million as at October 31, 2007). Assets held by these VIEs in which we have a significant variable interest but we do not consolidate totalled $274 million as at April 30, 2008 ($353 million as at October 31, 2007). Our exposure to loss from VIEs related to this activity is limited to the amount of our investment, which totalled $76 million as at April 30, 2008 ($99 million as at October 31, 2007).
          We also sponsor Apex/Sitka, a VIE that provides investors credit protection on investments in debt portfolios through credit default swaps. Assets held by Apex/Sitka were $2,013 million and $2,012 million as at April 30, 2008 and October 31, 2007, respectively. As at April 30, 2008, our exposure to loss in Apex/Sitka was comprised of investments in asset-backed commercial paper of $436 million (with a face value of $530 million); guarantees provided to third parties of $144 million; and advances of $200 million on a senior funding facility, which was repaid subsequent to April 30, 2008.
Subsequent to April 30, 2008, we successfully restructured Apex/Sitka and transferred the credit default swaps and collateral in Sitka into Apex Trust (Apex). The commercial paper and notes in both trusts were exchanged for mid-term notes in Apex with maturities ranging from approximately five to eight years to better match the term of the positions in Apex. To satisfy collateral calls, an additional senior funding facility of $1,130 million will be provided of which we will provide $1,030 million. After the restructuring, our total exposure to Apex will be approximately $815 million of the subordinated mid-term notes and approximately $1,030 million of the senior funding facility.
          The Bank does not consider the May 2008 purchase of mid-term notes to be an indicator of our intent to imply or provide support to other mid-term note holders. Instead, the purchase was a one-time, isolated event, upon the restructuring of Apex. We do not intend to purchase additional mid-term notes of Apex nor do we intend to reimburse any other mid-term note holders for any losses they may incur. Our investment in the $815 million of mid-term notes should not be considered a commitment by us to provide additional subordinated support to Apex. We are not required to consolidate Apex.
Capital Trusts
BMO Covered Bond Trust (the “CB Trust”) was created in 2007 to guarantee payments due to the bondholders in respect of €1 billion BMO Covered Bonds issued by the Bank in the first quarter of 2008. The guarantee is secured by the assets of the CB Trust. The CB Trust is a variable interest entity which we are required to consolidate as we are exposed to the majority of the expected losses and residual returns. Total assets in the vehicle as at April 30, 2008 were $6.5 billion of residential mortgages and $196 million of cash.

Note 6: Guarantees
In the normal course of business, we enter into a variety of guarantees, the most significant of which are as follows:
Standby Letters of Credit and Guarantees
Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if they are unable to make the required payments or meet other contractual requirements.
          The maximum amount payable under standby letters of credit and guarantees was $14,302 million as at April 30, 2008 ($12,395 million as at October 31, 2007). Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans.
          No amount was included in our Consolidated Balance Sheet as at April 30, 2008 and October 31, 2007 related to these standby letters of credit and guarantees.
Backstop Liquidity Facilities
Backstop liquidity facilities are provided to asset-backed commercial paper programs administered by either us or third parties and to our credit investment management vehicles as an alternative source of financing in the event that such programs are unable to access asset-backed commercial paper markets or, in limited circumstances, when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years. The undrawn backstop liquidity facilities totalled $41,399 million as at April 30, 2008 ($38,466 million as at October 31, 2007). As at April 30, 2008, $1,286 million was drawn ($16 million as at October 31, 2007), in accordance with the terms of the liquidity facilities, of which $1,285 million relates to VIEs discussed in Note 5.
Credit Enhancement Facilities
Where warranted, we provide partial credit enhancement facilities to transactions within asset-backed commercial paper programs administered by either us or third parties. Credit enhancement facilities were included in $4,310 million of backstop liquidity facilities as at April 30, 2008 ($5,449 million as at October 31, 2007). Credit enhancement was also provided in the form of program letters of credit; $nil was included in standby letters of credit and guarantees as at April 30, 2008 and October 31, 2007. The facilities’ terms are generally no longer than one year, but can be several years.

36 • BMO Financial Group Second Quarter Report 2008

Note 7: Acquisitions
Merchants and Manufacturers Bancorporation, Inc.
On February 29, 2008, we completed the acquisition of Merchants and Manufacturers Bancorporation, Inc. (“Merchants and Manufacturers”), for total cash consideration of $135 million. The results of Merchants and Manufacturers’ operations have been included in our consolidated financial statements since that date. The acquisition of Merchants and Manufacturers will provide us with the opportunity to expand our banking locations into Wisconsin. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over a period not to exceed 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Merchants and Manufacturers is part of our Personal and Commercial Banking U.S. reporting segment.
Ozaukee Bank
On February 29, 2008, we completed the acquisition of Ozaukee Bank (“Ozaukee”), a Wisconsin-based community bank, for 3,283,190 shares of Bank of Montreal with a market value of $54.97 per share for total consideration of $180 million. The results of Ozaukee’s operations have been included in our consolidated financial statements since that date. The acquisition of Ozaukee will provide us with the opportunity to expand our banking locations into Wisconsin. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over a period not to exceed 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Ozaukee is part of our Personal and Commercial Banking U.S. reporting segment.
Pyrford International plc
On December 14, 2007, we completed the acquisition of Pyrford International plc (“Pyrford”), a London, U.K.-based asset manager, for total cash consideration of $41 million, plus contingent consideration up to $10 million based on our retention of the assets under management one year from the closing date. The results of Pyrford’s operations have been included in our consolidated financial statements since that date. The acquisition of Pyrford will provide us with the opportunity to expand our investment management capabilities outside of North America. As part of this acquisition, we acquired a customer relationship intangible asset, which will be amortized on a straight line basis over a period not to exceed 15 years. Goodwill related to this acquisition is not deductible for tax purposes. Pyrford is part of our Private Client Group reporting segment.
First National Bank & Trust
On January 4, 2007, we completed the acquisition of First National Bank & Trust (“First National”) for total cash consideration of $345 million. The results of First National’s operations have been included in our consolidated financial statements since that date. The acquisition of First National provides us with the opportunity to expand our banking services in the Indianapolis, Indiana market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over a period not to exceed 10 years. Goodwill related to this acquisition is deductible for tax purposes. First National is part of our Personal and Commercial Banking U.S. reporting segment.
bcpbank Canada
On December 4, 2006, we completed the acquisition of bcpbank Canada, a full-service chartered bank, for total cash consideration of $41 million. The results of bcpbank Canada’s operations have been included in our consolidated financial statements since that date. The acquisition of bcpbank Canada expands our branch network and provides our customers with greater access to banking services across the greater Toronto area. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. bcpbank Canada is part of our Personal and Commercial Banking Canada reporting segment.
Future Acquisitions
On April 21, 2008, we announced that we had reached a definitive agreement to purchase Chicago-based Griffin, Kubik, Stephens & Thompson Inc. (“GKST”) for total cash consideration of approximately $33 million. The exact amount will be subject to a post-closing adjustment based on net equity. This acquisition closed on May 1, 2008, and will be recorded in our consolidated financial statements as the acquisition of a business. GKST will be part of our BMO Capital Markets reporting segment.

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

	April 30,			October 31,
(Canadian $ in millions)	2008			2007

	Merchants and			First	bcpbank
	Manufacturers	Ozaukee	Pyrford	National	Canada

Cash resources	$47	$51	$1	$110	$47
Securities	134	115	–	317	23
Loans	1,021	517	–	1,009	293
Premises and equipment	31	8	1	30	9
Goodwill	79	122	7	175	13
Core deposit/Customer relationship intangible asset	39	24	30	37	5
Other assets	15	14	4	52	2

Total assets	1,366	851	43	1,730	392

Deposits	1,029	584	–	1,375	339
Other liabilities	202	87	2	10	12

Total liabilities	1,231	671	2	1,385	351

Purchase price	$135	$180	$41	$345	$41

The allocations of the purchase price for Merchants and Manufacturers, Ozaukee and Pyrford are subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.
BMO Financial Group Second Quarter Report 2008 • 37

Note 8: Employee Compensation
Stock Options
During the six months ended April 30, 2008, we granted a total of 1,404,213 stock options. The weighted-average fair value of these options was $8.25 per option and was determined using a trinomial option pricing model, based on the following weighted-average assumptions.

For stock options granted during the six months ended April 30, 2008

Expected dividend yield	4.0%
Expected share price volatility	19.4%
Risk-free rate of return	4.1%
Expected period until exercise	7.4 years

Pension and Other Employee Future Benefit Expenses
We recorded pension and other employee future benefit expenses in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	Pension benefit plans		Other employee future benefit plans
	For the three months ended		For the three months ended
	April 30,	April 30,	April 30,	April 30,
	2008	2007	2008	2007

Benefits earned by employees	$46	$39	$5	$6
Interest cost on accrued benefit liability	56	55	12	13
Actuarial loss recognized in expense	2	14	3	4
Amortization of plan amendment costs	3	3	(2)	(2)
Expected return on plan assets	(73)	(70)	(2)	(2)

Benefits expense	34	41	16	19
Canada and Quebec pension plan expense	18	17	–	–
Defined contribution expense	4	4	–	–

Total pension and other employee future benefit expenses	$56	$62	$16	$19

(Canadian $ in millions)	Pension benefit plans		Other employee future benefit plans
	For the six months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2008	2007	2008	2007

Benefits earned by employees	$80	$79	$10	$11
Interest cost on accrued benefit liability	114	110	25	25
Actuarial loss recognized in expense	6	30	6	8
Amortization of plan amendment costs	5	5	(3)	(3)
Expected return on plan assets	(145)	(139)	(3)	(3)

Benefits expense	60	85	35	38
Canada and Quebec pension plan expense	32	30	–	–
Defined contribution expense	7	8	–	–

Total pension and other employee future benefit expenses	$99	$123	$35	$38

Note 9: Restructuring Charge
The continuity of our restructuring charge is as follows:

	Severance-	Premises-
	related	related
(Canadian $ in millions)	charges	charges	Other	Total

Year Ended October 31, 2007
Opening balance	$117	$11	$7	$135
Paid in the year	(46)	(10)	(7)	(63)
Reversal in the year	(15)	(1)	–	(16)
Additional charge in the year	40	–	–	40

Balance as at October 31, 2007	96	–	–	96
Paid in the quarter	(12)	–	–	(12)

Balance as at January 31, 2008	84	–	–	84
Paid in the quarter	(12)	–	–	(12)

Balance as at April 30, 2008	$72	$–	$–	$72

38 • BMO Financial Group Second Quarter Report 2008

Note 10: Subordinated Debt
During the quarter ended April 30, 2008, we issued $900 million of subordinated debt under our Canadian Medium-Term Note Program. The issue, Series F Medium-Term Notes, First Tranche, is due March 2023. Interest on this issue is payable semi-annually at a fixed rate of 6.17% until March 28, 2018, and at a floating rate equal to the rate on three month Bankers’ Acceptances plus 2.50%, paid quarterly, thereafter to maturity.
During the quarter ended April 30, 2008, we redeemed all of our 5.75% Series A Medium-Term Notes, Second Tranche, due 2013, totalling $150 million. The notes were redeemed at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to the redemption date.
          During the quarter ended April 30, 2007, our US $300 million 7.80% Notes matured.

Note 11: Share Capital
During the quarter ended April 30, 2008, we issued 10,000,000 5.8% Non-Cumulative Perpetual Class B Preferred Shares, Series 15, at a price of $25.00 per share, representing an aggregate issue price of $250 million.
          During the six months ended April 30, 2007, we issued 14,000,000 4.5% Non-Cumulative Perpetual Class B Preferred Shares, Series 13, at a price of $25.00 per share, representing an aggregate issue price of $350 million.
          During the quarter ended April 30, 2008, we did not repurchase any common shares. During the quarter ended April 30, 2007, we repurchased
2,210,500 common shares at an average cost of $70.75 per share, totalling $156 million. During the six months ended April 30, 2008, we did not repurchase any common shares. During the six months ended April 30, 2007, we repurchased 3,405,400 common shares at an average cost of $70.16 per share, totalling $238 million.
          There have been 27,800 common shares repurchased under the existing normal course issuer bid that expires on September 5, 2008 and pursuant to which we are permitted to purchase up to 25,000,000 common shares.

Share Capital Outstanding (a)

(Canadian $ in millions, except as noted)	April 30, 2008
	Number of shares	Amount	Convertible into...

Preferred Shares – Classified as Liabilities
Class B – Series 6	10,000,000	$250	common shares (b)

		250

Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	200	–
Class B – Series 10 (c)	12,000,000	396	common shares (b)
Class B – Series 13	14,000,000	350	–
Class B – Series 14	10,000,000	250	–
Class B – Series 15	10,000,000	250	–

		1,446
Common Shares	503,434,651	4,668	–

Share Capital		$6,114

Stock options issued under stock option plan		n/a	21,439,528 common shares

(a)	For additional information refer to Notes 21 and 22 to our consolidated financial statements for the year ended October 31, 2007 on pages 121 to 124 of our 2007 Annual Report.
(b)	The number of shares issuable on conversion is not determinable until the date of conversion.

(c)	Face value is US$300 million.
n/a – not applicable

Note 12: Capital Management
Our capital management framework is designed to maintain the level of capital that: meets target ratios as set out by our regulator, the Superintendent of Financial Institutions Canada; supports our internal assessment of required capital; results in targeted credit ratings; funds our operating groups’ business strategies; and builds long-term shareholder value.
          Our policies and processes for managing capital as well as the nature of our capital are outlined in the Enterprise-Wide Capital Management section of Management’s Discussion and Analysis on page 57 of our 2007 Annual Report.
Effective November 1, 2007, a new regulatory capital management framework was implemented in Canada. The new framework, Basel II, replaced Basel I, the framework utilized for the past 20 years. It establishes regulatory capital requirements that are more sensitive to a bank’s risk profile.
          We have met our capital targets as at April 30, 2008. Our capital position as at April 30, 2008 is detailed in the Capital Management section on page 15 of Management’s Discussion and Analysis of the Second Quarter Report to Shareholders.

BMO Financial Group Second Quarter Report 2008 • 39

Note 13: Risk Management
We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market and liquidity and funding risk.
Credit and Counterparty Risk
We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. This is the most significant measurable risk that we face. Our risk management practices and key measures are disclosed in Management’s Discussion and Analysis on pages 67 to 68 of our 2007 Annual Report. Key measures as at April 30, 2008 are outlined in the Risk Management section on pages 11 to 12 of Management’s Discussion and Analysis of the Second Quarter Report to Shareholders.
Market, Liquidity and Funding Risk
Market risk is the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity or commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We incur market risk in our trading and underwriting activities and structural banking activities.
          Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.
          Our market risk and liquidity funding management practices and key measures are outlined on pages 68 to 71 of our 2007 Annual Report. Key measures as at April 30, 2008 are outlined in the Risk Management section on pages 11 to 12 of Management’s Discussion and Analysis of the Second Quarter Report to Shareholders.
          Financial liabilities are comprised of trading and non-trading liabilities. As liabilities in trading portfolios are typically held for short periods of time, they are not included in the table below. Contractual maturities of non-trading financial liabilities as at April 30, 2008 were as follows:

(Canadian $ in millions)
	Less than				No fixed
	1 year	1 to 3 years	4 to 5 years	Over 5 years	maturity	Total

Deposits	$115,190	$22,563	$9,661	$4,281	$86,106	$237,801
Subordinated debt (1)	421	879	554	6,666	–	8,520
Capital trust securities	–	750	400	1,050	–	2,200
Preferred share liability	250	–	–	–	–	250
Other financial liabilities (1)	38,945	281	223	2,829	44	42,322
Commitments to extend credit	47,147	22,123	19,305	1,266	–	89,841

Total	$201,953	$46,596	$30,143	$16,092	$86,150	$380,934

(1)	Includes interest payments.
Note 14: United States Generally Accepted Accounting Principles
Reporting under United States GAAP would have resulted in the following:

(Canadian $ in millions, except earnings per share figures)	For the three months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2008	2007	2008	2007

Net Income – Canadian GAAP	$642	$671	$897	$1,019
United States GAAP adjustments	13	(12)	18	(24)

Net Income – United States GAAP	$655	$659	$915	$995

Earnings Per Share
Basic – Canadian GAAP	$1.25	$1.31	$1.73	$1.99
Basic – United States GAAP	1.28	1.29	1.77	1.94
Diluted – Canadian GAAP	1.25	1.29	1.72	1.96
Diluted – United States GAAP	1.27	1.27	1.75	1.91

Fair Value Option
During the quarter ended January 31, 2008, we adopted the new United States accounting standard which allows the option to report selected financial assets and liabilities at fair value and establishes new disclosure requirements for assets and liabilities to which the fair value option is applied. The new standard eliminated a difference between Canadian and United States GAAP.

40 • BMO Financial Group Second Quarter Report 2008

Note 15: Operating and Geographic Segmentation
Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine operating groups based on our management structure and therefore our groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio as well as cash operating leverage.
Personal and Commercial Banking
Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.
Personal and Commercial Banking Canada
Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of consumer and business products and services, including: everyday banking, financing, investing, credit cards and insurance, as well as a full suite of commercial and capital market products and financial advisory services, through a network of branches, telephone banking, online banking, mortgage specialists and automated banking machines.
Personal and Commercial Banking U.S.
Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in select markets of the U.S. Midwest through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.
Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating under the BMO brand in Canada and Harris in the United States, PCG serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. We offer our clients a broad range of wealth management products and services, including full-service and online brokerage in Canada, and private banking and investment products in Canada and the United States.
BMO Capital Markets
BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, its clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.
Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.
Technology and Operations (“T&O”) manages, maintains and provides governance over our information technology, real estate, operations services and sourcing. T&O focuses on enterprise-wide priorities that improve quality and efficiency to deliver an excellent customer experience.
          Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to three operating groups. As such, results for Corporate Services largely reflect the activities outlined above.
          Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.
Basis of Presentation
The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.
Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate.
          Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments.
Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.
Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.
Geographic Information
We operate primarily in Canada and the United States but also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

BMO Financial Group Second Quarter Report 2008  • 41

Our results and average assets, allocated by operating segment, are as follows:

(Canadian $ in millions)
	P&C	P&C			Corporate	Total
For the three months ended April 30, 2008 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$786	$172	$165	$234	$(183)	$1,174
Non-interest revenue	433	84	345	451	133	1,446

Total Revenue	1,219	256	510	685	(50)	2,620
Provision for credit losses	82	10	1	29	29	151
Non-interest expense	657	199	348	441	35	1,680

Income before taxes and non-controlling interest in subsidiaries	480	47	161	215	(114)	789
Income taxes	149	17	52	33	(123)	128
Non-controlling interest in subsidiaries	–	–	–	–	19	19

Net Income	$331	$30	$109	$182	$(10)	$642

Average Assets	$124,694	$25,481	$8,024	$231,812	$4,058	$394,069

Goodwill (As At)	$104	$876	$323	$93	$2	$1,398

	P&C	P&C			Corporate	Total
For the three months ended April 30, 2007 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$735	$191	$153	$256	$(131)	$1,204
Non-interest revenue	473	46	365	395	45	1,324

Total Revenue	1,208	237	518	651	(86)	2,528
Provision for credit losses	81	9	–	19	(50)	59
Non-interest expense	648	183	364	397	22	1,614

Income before taxes and non-controlling interest in subsidiaries	479	45	154	235	(58)	855
Income taxes	152	16	55	38	(96)	165
Non-controlling interest in subsidiaries	–	–	–	–	19	19

Net Income	$327	$29	$99	$197	$19	$671

Average Assets	$117,777	$24,830	$6,884	$204,411	$3,642	$357,544

Goodwill (As At)	$99	$732	$323	$96	$2	$1,252

	P&C	P&C			Corporate	Total
For the six months ended April 30, 2008 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$1,579	$339	$320	$537	$(387)	$2,388
Non-interest revenue	851	132	709	414	152	2,258

Total Revenue	2,430	471	1,029	951	(235)	4,646
Provision for credit losses	165	19	2	58	137	381
Non-interest expense	1,352	365	716	824	37	3,294

Income before taxes and non-controlling interest in subsidiaries	913	87	311	69	(409)	971
Income taxes	280	31	104	(79)	(299)	37
Non-controlling interest in subsidiaries	–	–	–	–	37	37

Net Income	$633	$56	$207	$148	$(147)	$897

Average Assets	$124,033	$24,836	$7,939	$232,408	$3,483	$392,699

Goodwill (As At)	$104	$876	$323	$93	$2	$1,398

	P&C	P&C			Corporate	Total
For the six months ended April 30, 2007 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$1,495	$377	$304	$488	$(264)	$2,400
Non-interest revenue	879	88	720	370	137	2,194

Total Revenue	2,374	465	1,024	858	(127)	4,594
Provision for credit losses	161	18	1	39	(108)	111
Non-interest expense	1,290	357	728	727	185	3,287

Income before taxes and non-controlling interest in subsidiaries	923	90	295	92	(204)	1,196
Income taxes	299	32	105	(85)	(212)	139
Non-controlling interest in subsidiaries	–	–	–	–	38	38

Net Income	$624	$58	$190	$177	$(30)	$1,019

Average Assets	$117,446	$24,159	$6,923	$198,495	$3,351	$350,374

Goodwill (As At)	$99	$732	$323	$96	$2	$1,252

(1)	Corporate Services includes Technology and Operations.
(2)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.
Prior periods have been restated to give effect to the current period’s organization structure and presentation changes.

42 • BMO Financial Group Second Quarter Report 2008

Our results and average assets, allocated by geographic region, are as follows:

(Canadian $ in millions)
			Other
For the three months ended April 30, 2008	Canada	United States	countries	Total

Net interest income	$851	$247	$76	$1,174
Non-interest revenue	1,155	287	4	1,446

Total Revenue	2,006	534	80	2,620
Provision for credit losses	79	73	(1)	151
Non-interest expense	1,241	397	42	1,680

Income before taxes and non-controlling interest in subsidiaries	686	64	39	789
Income taxes	134	1	(7)	128
Non-controlling interest in subsidiaries	15	4	–	19

Net Income	$537	$59	$46	$642

Average Assets	$233,857	$128,427	$31,785	$394,069

Goodwill (As At)	$421	$970	$7	$1,398

			Other
For the three months ended April 30, 2007	Canada	United States	countries	Total

Net interest income	$876	$249	$79	$1,204
Non-interest revenue	1,061	189	74	1,324

Total Revenue	1,937	438	153	2,528
Provision for credit losses	60	3	(4)	59
Non-interest expense	1,149	421	44	1,614

Income before taxes and non-controlling interest in subsidiaries	728	14	113	855
Income taxes	150	(4)	19	165
Non-controlling interest in subsidiaries	13	6	–	19

Net Income	$565	$12	$94	$671

Average Assets	$208,458	$115,547	$33,539	$357,544

Goodwill (As At)	$417	$835	$–	$1,252

			Other
For the six months ended April 30, 2008	Canada	United States	countries	Total

Net interest income	$1,758	$460	$170	$2,388
Non-interest revenue	1,746	576	(64)	2,258

Total Revenue	3,504	1,036	106	4,646
Provision for credit losses	153	221	7	381
Non-interest expense	2,391	811	92	3,294

Income before taxes and non-controlling interest in subsidiaries	960	4	7	971
Income taxes	143	(47)	(59)	37
Non-controlling interest in subsidiaries	28	9	–	37

Net Income	$789	$42	$66	$897

Average Assets	$235,054	$125,475	$32,170	$392,699

Goodwill (As At)	$421	$970	$7	$1,398

			Other
For the six months ended April 30, 2007	Canada	United States	countries	Total

Net interest income	$1,762	$482	$156	$2,400
Non-interest revenue	2,063	28	103	2,194

Total Revenue	3,825	510	259	4,594
Provision for credit losses	111	4	(4)	111
Non-interest expense	2,365	839	83	3,287

Income before taxes and non-controlling interest in subsidiaries	1,349	(333)	180	1,196
Income taxes	286	(182)	35	139
Non-controlling interest in subsidiaries	27	11	–	38

Net Income	$1,036	$(162)	$145	$1,019

Average Assets	$205,846	$111,670	$32,858	$350,374

Goodwill (As At)	$417	$835	$–	$1,252

Prior periods have been restated to give effect to the current period’s organization structure and presentation changes.

BMO Financial Group Second Quarter Report 2008  • 43

INVESTOR AND MEDIA PRESENTATION
Investor Presentation Materials
Interested parties are invited to visit our web site at www.bmo.com/investorrelations to review this quarterly news release, presentation materials and a supplementary financial information package online. Copies of these documents are also available at BMO Financial Group’s offices at 100 King Street West, 18th Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.
Quarterly Conference Call and Webcast Presentations
Interested parties are also invited to listen to our quarterly conference call on Tuesday, May 27, 2008 at 3:30 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, August 25, 2008 by calling 416-695-5800 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 648302.
          A live webcast of the call can be accessed on our web site at www.bmo.com/investorrelations. A replay can be accessed on the site until Monday, August 25, 2008.
Media Relations Contacts
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873
Investor Relations Contacts
Viki Lazaris, Senior Vice-President, viki.lazaris@bmo.com, 416-867-6656
Steven Bonin, Director, steven.bonin@bmo.com, 416-867-5452
Krista White, Senior Manager, krista.white@bmo.com, 416-867-7019
Chief Financial Officer
Russel Robertson, Interim Chief Financial Officer
russ.robertson@bmo.com, 416-867-7360
Corporate Secretary
Blair Morrison, Vice-President & Corporate Secretary
corp.secretary@bmo.com, 416-867-6785

Shareholder Dividend Reinvestment and Share
Purchase Plan
Average market price
February 2008 $53.98
March 2008 $45.83
April 2008 $49.58
For dividend information, change in shareholder address or to advise of duplicate mailings, please contact
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1-800-340-5021 (Canada and the United States)
Telephone: (514) 982-7800 (international)
Fax: 1-888-453-0330 (Canada and the United States)
Fax: (416) 263-9394 (international)
E-mail: service@computershare.com
For other shareholder information, please contact
Bank of Montreal
Shareholder Services
Corporate Secretary’s Department
One First Canadian Place, 19th Floor
Toronto, Ontario M5X 1A1
Telephone: (416) 867-6785
Fax: (416) 867-6793
E-mail: corp.secretary@bmo.com
For further information on this report, please contact
Bank of Montreal
Investor Relations Department
P.O. Box 1, One First Canadian Place, 18th Floor
Toronto, Ontario M5X 1A1
To review financial results online, please visit our web site at www.bmo.com

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